UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14A

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

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Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to § 240.14a-12

SONIM TECHNOLOGIES, INC.
(Name of Registrant as Specified in its Charter)

AJP HOLDING COMPANY, LLC
ORBIC NORTH AMERICA, LLC
JEFFREY WANG
PARVEEN NARULA
ASHIMA NARULA
DOUGLAS B. BENEDICT
JOSEPH M. GLYNN
GREGORY M. JOHNSON
SURENDRA SINGH
MICHAEL WALLACE
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.
☐	Fee paid previously with preliminary materials.
☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION

2025 ANNUAL MEETING OF STOCKHOLDERS
OF
SONIM TECHNOLOGIES, INC.

PROXY STATEMENT
OF

AJP HOLDING COMPANY, LLC
ORBIC NORTH AMERICA, LLC
JEFFREY WANG
PARVEEN NARULA
ASHIMA NARULA
DOUGLAS B. BENEDICT
JOSEPH M. GLYNN
GREGORY M. JOHNSON
SURENDRA SINGH
MICHAEL WALLACE

This proxy statement (this “Proxy Statement”) and accompanying BLUE universal proxy card or BLUE voting instruction form are being furnished to stockholders of Sonim Technologies, Inc., a Delaware corporation (“Sonim” or the “Company”) by the AJP/Orbic Parties (as defined below) in connection with the 2025 annual meeting of stockholders of the Company (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meetings of stockholders of the Company held in lieu thereof, the “2025 Annual Meeting”), currently scheduled to be held virtually on July, 18, 2025, at 9:00 a.m., Eastern Time. The Company has set June 9, 2025 as a record date for determining stockholders entitled to notice of and to vote at the 2025 Annual Meeting (the “Record Date”). If you are a registered stockholder or beneficial owner of Sonim common stock, par value $0.001 per share (“Common Stock”) at the close of business on the Record Date, you may attend the virtual meeting via live audio webcast by visiting www.cesonlineservices.com/sonm25_vm.

The participants in this solicitation are:

•        AJP Holding Company, LLC, a Delaware limited liability company (“AJP”).

•        Orbic North America, LLC, a New York limited liability company (“Orbic”).

•        Jeffrey Wang, a citizen of the United States.

•        Parveen Narula, a citizen of the United States.

•        Ashima Narula, a citizen of the United States.

•        Douglas B. Benedict, a citizen of the United States.

•        Joseph M. Glynn, a citizen of the United States.

•        Gregory M. Johnson, a citizen of the United States.

•        Surendra Singh, a citizen of the United States.

•        Michael Wallace, a citizen of the United States.

AJP is a limited liability company, of which Mr. Wang is the managing member. Orbic is a limited liability company, of which Ms. Narula is the sole member and manager, and Mr. Narula is the Chief Executive Officer. Douglas B. Benedict, Joseph M. Glynn, Gregory M. Johnson, Surendra Singh and Michael Wallace are our nominees (collectively, the “AJP/Orbic Nominees”) to serve on the Sonim’s Board of Directors (the “Board”).

AJP and Orbic are collectively referred to as the “AJP/Orbic Parties” or “we”, “us” or “our”. The AJP/Orbic Parties and the AJP/Orbic Nominees are collectively referred to as the “Participants”.

As significant stockholders of Sonim, the AJP/Orbic Parties believe that meaningful change is urgently needed at the Company for the benefit of all stockholders. To this end, the AJP/Orbic Parties have nominated a full slate of five highly qualified director candidates for election at the 2025 Annual Meeting. Despite having formed a special committee of independent directors (Mr. Mike Mulica, Mr. James Cassano and Mr. Jack Steenstra) (the “Special Committee”) several months ago, the Special Committee has been painfully slow to act in finding a strategic opportunity to maximize the value to Sonim’s stockholders, despite unprecedented market volatility and in the face of staggering financial losses, including a 2024 annual net loss of ($33.6 million) or ($7.13) per share.

Despite continuing losses, lackluster financial performance and a sharply declining stock price, Sonim and its Board have chosen a path of self-preservation instead of seeking to create value for all stockholders. As detailed in the “BACKGROUND TO THIS SOLICITATION” and “REASONS FOR THE SOLICITATION,” Orbic has made two compelling offers to acquire the outstanding Common Stock which it does not already own (or that is held by AJP) from current stockholders, most recently at a price of $1.81 per share, which represented a 98.9% premium to the closing stock price of Sonim on May 16, 2025 (the closing price immediately proceeding the release of Orbic’s revised offer). However, rather than engage with Orbic in regard to a potential business combination that could provide stockholders with real value and a strategic pathway forward for the Company, the Special Committee and management have chosen to not substantively engage in discussions with Orbic and instead have focused their efforts toward implementation of anti-takeover protections and dilutive stock offerings to finance the on-going operations.

Further, on June 2, 2025, Sonim announced that it signed a Letter of Intent (the “LOI”) with Social Mobile® to sell substantially all of the Company’s assets (the “Proposed Social Mobile® Transaction”). The AJP/Orbic Parties have serious concerns about the Proposed Social Mobile® Transaction. AJP/Orbic Parties believe strongly in Sonim’s opportunity to create significantly more value for its stockholders. The AJP/Orbic Parties believe that the Proposed Social Mobile® Transaction drastically undervalues Sonim, due to (i) the fact that a substantial amount of the consideration for the Proposed Social Mobile® Transaction is contingent in the form of an earnout; (ii) the Proposed Social Mobile® Transaction is potentially inefficient from a tax perspective by effectively subjecting the transaction to potential double taxation after taking into account distributions to Sonim stockholders; (iii) the Proposed Social Mobile® Transaction has not provided specific details on how the transaction will translate into stockholder value and lacks quantifiable metrics, verifiable data and financial analysis demonstrating how the transaction will deliver tangible benefits to stockholders; and (iv) the Proposed Social Mobile® Transaction appears to be the result of a desire by the Special Committee to find an alternative transaction with any party other than Orbic and to influence the outcome of this proxy contest. The AJP/Orbic Parties believe that Sonim has superior prospects to those achieved to date by Sonim’s present management team through Company operations and that better strategic transaction options are available other than the Social Mobile® Transaction. As a result, Orbic believes that the Proposed Social Mobile® Transaction is not in the best interest of Sonim’s stockholders as they would not receive a full and fair value of their investments.

Additionally, on June 18, 2025, Sonim announced that it intends to enter a definitive agreement with an unnamed prospective reverse takeover candidate for its public shell (the “Proposed Reverse Merger”). The announcement states the company is targeting a $15 million estimated value for Sonim. The AJP/Orbic Parties have significant doubts that a valuation of this size could be obtained for a public shell. The AJP Orbic Parties believe that the Special Committee’s assessment of the potential transaction value is overly optimistic and lacks any details or transparency. Stockholders deserve a clear and detailed explanation of how this transaction will benefit them, not vague platitudes.

For the reasons stated throughout this Proxy Statement, it has become clear to the AJP/Orbic Parties that comprehensive action — including stockholder-driven change to the composition of the Board, — is required to protect stockholders from further value destruction by the current Board and management team so that all stockholders can realize the true value of their investment in the Company. Accordingly, the AJP/Orbic Parties are nominating the AJP/Orbic Nominees, all of whom are seasoned, industry professionals with the requisite education, skills, experience and appropriate sense of urgency to undertake a strategic assessment of Sonim and evaluate and, if appropriate, implement its strategic alternatives. Although the AJP/Orbic Nominees have not made any commitment to the AJP/Orbic Parties to do so, we believe that the AJP/Orbic Nominees, if elected, will be more attentive to the immediate needs of the Company and will actively engage with the AJP/Orbic Parties regarding a potential business combination transaction.

The Proposed Social Mobile® Transaction and Proposed Reverse Merger will require stockholder approval and while it is unclear when the Proposed Social Mobile® Transaction or Proposed Reverse Merger may be presented to stockholders for approval, Sonim’s stockholders can voice their opposition to the Social Mobile® Transaction and Reverse Merger by voting in favor of the AJP/Orbic Parties slate of directors, in order to maximize stockholders value.

The AJP/Orbic Parties do not believe that it should require the launch of a proxy contest to prompt Sonim’s Board to act in the best interests of stockholders. Nevertheless, the AJP/Orbic Parties are committed to ensuring that stockholders have a meaningful voice in determining the Company’s leadership and future. The AJP/Orbic Parties believe that the continued pursuit of the proxy solicitation referred to in this Proxy Statement is necessary to continue to hold the Board accountable. Sonim stockholders deserve strong, capable and open-minded independent directors, such as the AJP/Orbic Nominees, that have the experience and desire to explore every opportunity to unlock stockholder value and to return Sonim to profitability.

We ask for your support at the upcoming 2025 Annual Meeting in connection with the following items of business:

1.      To elect each of the five AJP/Orbic Nominees, Douglas B. Benedict, Joseph M. Glynn, Gregory M. Johnson, Surendra Singh and Michael Wallace, to the Board to serve for a one-year term expiring at the next annual meeting of the Company’s stockholders and until his successor is duly elected and qualified (the “Nomination Proposal”);

2.      Ratification of the appointment of Baker Tilly US, LLP (successor in interest of Moss Adams LLP following a merger) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 (the “Auditor Ratification Proposal”);

3.      The approval of an amendment to the Sonim Technologies, Inc. 2019 Equity Incentive Plan, as amended (the “2019 Plan”), to increase the aggregate number of shares of common stock authorized for issuance by 600,000 shares (the “Equity Incentive Plan Proposal”);

4.      The vote on the Company’s proposal to approve of, on an advisory basis, the compensation of the Company’s named executive officers (the “Advisory Approval of the Company’s Executive Compensation Proposal”);

5.      An advisory vote on the frequency of future advisory votes to approve executive compensation (the “Say-on-Pay Frequency Proposal”); and

6.      To vote on any other business as may properly come before the Annual Meeting.

Each of the Participants may be deemed a “participant” in this solicitation under SEC rules. Sonim has set the close of business on June 9, 2025 as the Record Date for determining stockholders entitled to notice of, and to vote at, the 2025 Annual Meeting. Stockholders of record at the close of business on the Record Date will be entitled to vote at the 2025 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on each matter to be voted on at the 2025 Annual Meeting. According to the Company Proxy Statement (defined herein), at the close of business on the Record Date, there were 10,338,905 shares of Common Stock outstanding and entitled to vote. As of the Record Date, the Participants collectively beneficially owned 1,947,345 shares of the Common Stock of the Company, constituting approximately 19.04% of the shares of Common Stock outstanding on the Record Date.

Stockholders are encouraged to vote now on the Participants’ BLUE universal proxy card or BLUE voting instruction.

THIS SOLICITATION IS BEING MADE BY THE AJP/ORBIC PARTIES AND NOT ON BEHALF OF SONIM’S BOARD OF DIRECTORS.

This Proxy Statement and the accompanying BLUE universal proxy card or BLUE voting instruction form are first being sent or given on or about [•], 2025 to holders of shares of Common Stock as of the Record Date.

Through this Proxy Statement and enclosed BLUE universal proxy card or BLUE voting instruction form, we are soliciting proxies to elect the five AJP/Orbic Nominees to become the Company’s directors. The Participants are using a universal proxy card for voting on the election of directors at the 2025 Annual Meeting, which will include the names of all nominees for election to the Board.

Stockholders will have the ability to vote for any combination (up to five total) of our AJP/Orbic Nominees and the Company’s nominees on the enclosed BLUE universal proxy card or BLUE voting instruction form. There is no need to use the Company’s universal proxy card or voting instruction form, regardless of how you wish to vote.

The names, background and qualifications of the Company’s nominees and other information about them will be able to be found in the Company’s definitive proxy statement for the 2025 Annual Meeting (the “Company Proxy Statement”).

Assuming one or more of the AJP/Orbic Nominees receive sufficient votes to be elected to the Board, your vote to elect such AJP/Orbic Nominees will have the legal effect of replacing an equivalent number (up to five) of the incumbent directors of the Company. If elected, the AJP/Orbic Nominees, subject to their fiduciary duties as directors, will seek to work to maximize stockholder value.

The AJP/Orbic Parties urge stockholders to use our BLUE universal proxy card or BLUE voting instruction form to vote:

•        “FOR” the election of each of the five AJP/Orbic Nominees (i.e. “FOR” Douglas B. Benedict, “FOR” Joseph M. Glynn, “FOR” Gregory M. Johnson, “FOR” Surendra Singh, “FOR” Michael Wallace, and

•        to “WITHHOLD” on the election of the following five incumbent directors: James Cassano, Peter Liu, Mike Mulica, Jack Steenstra and George Thangadurai (each, an “Opposed Company Nominee” and, together, the “Opposed Company Nominees”). Stockholders may vote for up to five nominees to the Board.

IMPORTANTLY, IF YOU MARK MORE THAN FIVE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN FIVE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEES YOU HAVE SO MARKED.

THIS SOLICITATION IS BEING MADE BY AJP/ORBIC PARTIES AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF SONIM. THE AJP/ORBIC PARTIES ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2025 ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE AJP/ORBIC PARTIES ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2025 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES ON THE BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE AJP/ORBIC NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL STOCKHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF SONIM CAN BEST BE EXPRESSED THROUGH THE ELECTION OF THE AJP/ORBIC NOMINEES.

STOCKHOLDERS ARE ENCOURAGED TO VOTE NOW ON THE PARTICIPANTS’ BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION.

Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the stockholders at the 2025 Annual Meeting. If, however, we learn of any other proposals made at a reasonable time before the 2025 Annual Meeting, we will supplement this Proxy Statement and provide stockholders with an opportunity to vote by proxy directly on such matters.

The AJP/Orbic Parties believe that substantial change is necessary for the Company to achieve its full potential and that this change must begin at the Board level. To that end, AJP and Orbic have nominated a slate of five highly qualified, independent nominees for election to the Board. While no assurance can be given that the election of the AJP/Orbic Nominees to the Board will enhance value, we believe that the election of the AJP/Orbic Nominees will add strong, qualified, and necessary voices to the Board and send a strong message that stockholders are supportive of transformative change at Sonim. WE THEREFORE URGE YOU TO SUPPORT US IN THIS EFFORT BY VOTING “FOR” THE ELECTION OF EACH OF DOUGLAS B. BENEDICT, JOSEPH M. GLYNN, GREGORY M. JOHNSON, SURENDRA SINGH AND MICHAEL WALLACE, AND VOTING “WITHHOLD” ON THE ELECTION OF JAMES CASSANO, PETER LIU, MIKE MULICA, JACK STEENSTRA AND GEORGE THANGADURAI, BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY.

ADDITIONALLY, THE AJP/ORBIC PARTIES URGE YOU TO VOTE “AGAINST” THE COMPANY’S EQUITY INCENTVE PLAN PROPOSAL AND “AGAINST” THE ADVISORY APPROVAL OF THE COMPANY’S EXECUTIVE COMPENSATION PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY.

The principal executive offices of the Company are located at 4445 Eastgate Mall, Suite 200, San Diego, California, 9212.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2025 ANNUAL MEETING:

This Proxy Statement and the accompanying BLUE universal proxy card will be made available to stockholders by mail. The proxy materials, including the Proxy Statement, are also available at no charge on the SEC’s website, which is www.sec.gov.

REGARDLESS OF WHETHER YOU INTEND TO ATTEND THE 2025 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY VOTING NOW ON THE PARTICIPATNS BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION “FOR” THE ELECTION OF EACH OF THE FIVE AJP/ORBIC NOMINEES TODAY.

IMPORTANT VOTING INFORMATION

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE universal proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE universal proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a BLUE universal proxy card or BLUE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed BLUE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed BLUE voting instruction form.

As we are using a “universal” proxy card containing both the AJP/Orbic Nominees as well as the Company’s nominees to the Board, there is no need to use any other proxy card regardless of how you intend to vote.

PLEASE DO NOT RETURN ANY UNIVERSAL PROXY CARD OR VOTING INSTRUCTION FORM YOU MAY RECEIVE FROM SONIM OR OTHERWISE AUTHORIZE A PROXY (OTHER THAN ON THE BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM DELIVERED BY US TO YOU) TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2025 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2025 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Alliance Advisors LLC (“Alliance Advisors”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, or need additional copies of the Participants’ proxy materials, please contact:

Alliance Advisors LLC

150 Clove Rd, #400
Little Falls Township, NJ 07424
Stockholders Call Toll-Free: 833-218-3964
E-mail: orbic@allianceadvisors.com

It is important that your shares of Common Stock be represented and voted at the 2025 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2025 Annual Meeting, please complete, date and sign the BLUE universal proxy card or BLUE voting instruction form that has been provided to you by us (and not any universal proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote (i) “FOR” the election of each of the five AJP/Orbic Nominees ( i.e. “FOR” Douglas B. Benedict, “FOR” Joseph M. Glynn, “FOR” Gregory M. Johnson, “FOR” Surendra Singh and “FOR” Michael Wallace) and “WITHHOLD” on the election of each of the five Opposed Company Nominees (i.e., James Cassano, Peter Liu, Mike Mulica, Jack Steenstra and George Thangadurai ) and (ii) “AGAINST” the Company’s Equity Incentive Plan Proposal and Advisory Approval of the Company’s Executive Compensation Proposal.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement contains “forward-looking statements”. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “would,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals, or anticipated future actions by the Company or the Board, are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this Proxy Statement and the material accompanying this Proxy Statement.

BACKGROUND TO THIS SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•        On April 13, 2022, Sonim entered into a subscription agreement (the “Subscription Agreement”) with AJP whereby, subject to the terms thereof, AJP agreed to purchase from the Company an aggregate of 20,833,333 shares of the Company’s common stock for a purchase price of $0.84 per share, for an aggregate purchase price of $17.5 million. The Subscription Agreement further provided for a change in control of Sonim, appointment of a new Chief Executive Officer, Peter Liu, and appointment of three new independent directors and resignation of two existing directors.

•        On July 13, 2022, Sonim and AJP consummated the first closing pursuant to the terms of the Subscription Agreement, and the Company issued and sold 14,880,952 shares of the Common Stock for the aggregate purchase price of $12,500,000 or $0.84 per share. At the first closing, 13,928,571 shares of Common Stock were issued to AJP, and 952,381 shares of Common Stock were issued to Peter Liu, Chief Executive Officer of the Company, as designated by AJP pursuant to the Subscription Agreement.

•        On July 13, 2022, in connection with the transactions contemplated by the Subscription Agreement, Jeffrey Wang was appointed as a member of the Sonim Board of Directors.

•        On July 13, 2022, Sonim and AJP entered into: (1) a registration rights agreement, pursuant to which the Company agreed (among other things), within 30 days of the second closing, to file with the SEC a registration statement to register the resale of all registrable securities held by AJP; and (2) a support agreement, whereby AJP agreed, among other things, to vote its shares of Common Stock in favor of the election of Michael Mulica and Alan Howe as directors of the Company.

•        On July 13, 2022, AJP filed a Schedule 13D with the SEC disclosing its ownership of 13,928,571 shares of Common Stock.

•        On August 8, 2022, Sonim and AJP consummated the second closing pursuant to the terms and conditions of the Subscription Agreement, whereby the Company issued and sold 5,952,381 shares of Common Stock for the aggregate purchase price of $5,000,000 or $0.84 per share. The entirety of the purchase price was paid by AJP. Following Sonim’s Board approving of an assignment of the right to receive Common Stock under the Subscription Agreement, the Company issued 208,750 shares of Common Stock to each of two non-affiliated assignees of AJP, and 5,534,881 shares of Common Stock to AJP.

•        On October 25, 2022, AJP filed Amendment No. 1 to Schedule 13D with the SEC disclosing its ownership of a total of 19,463,452.

•        On July 17, 2024, Sonim effected a 1-for-10 reverse stock split of its issued and outstanding Common Stock. Following the occurrence of the July 2024 reverse stock split, AJP beneficially owned 1,946,345 shares of Common Stock.

•        On January 10, 2025, Orbic entered into a non-binding preliminary summary of terms and conditions with AJP (the “AJP LOI”), pursuant to which Orbic indicated its intent to purchase from AJP 973,173 shares of Common Stock that AJP acquired in 2022.

•        On January 15, 2025, Orbic issued a press release with regard to the execution of the AJP LOI. In its press release, Orbic stated that it intended to initiate discussions with Sonim whereby the parties would be able to begin an arm’s length strategic process to identify, monetize and deliver operating and financial synergies to both companies’ stockholders and customers across manufacturing, operations, R&D, supply chains, and geographic market expansion opportunities globally, including the U.S., Europe, India, and other countries in Asia.

•        On January 15, 2025, Sonim issued a press release announcing certain preliminary financial results for the fourth quarter 2024.

•        On January 17, 2025, AJP filed Amendment No. 2 to Schedule 13D with the SEC disclosing the execution of the AJP LOI with Orbic.

•        On January 22, 2025, Sonim issued a press release announcing the formation of a special committee comprised solely of independent directors (Mr. Mike Mulica and Mr. James Cassano) (the “Special Committee”) to explore and evaluate strategic alternatives to enhance stockholder value following the Schedule 13D/A filed by AJP on January 17, 2025. As part of such press release, Sonim stated that, consistent with its fiduciary duties and in consultation with its advisors, including Roth Capital Partners, LLC (“Roth Capital”), the Special Committee would carefully consider and evaluate strategic alternatives received from several parties including, but not limited to, Orbic, to determine the course of action that it believes is in the best interests of Sonim and its stockholders.

•        On February 1, 2025, Orbic and AJP executed and placed into escrow, but did not release, a Securities Purchase Agreement with regard to, among other things, the purchase by Orbic from AJP of 973,173 shares of Common Stock.

•        On February 3, 2025, Mr. Wang notified the Board of Directors of Sonim and its legal counsel, Venable LLP, that AJP and Orbic had finalized documentation to consummate the transactions contemplated by the AJP LOI and that Orbic’s counsel would be following up shortly with the Special Committee to present its view on a proposal to move forward with Sonim in a collaborative arms-length manner to maximize stockholder value.

•        On February 3, 2025, Mr. Parveen Narula, Orbic’s Chief Executive Officer, sent an email to the Board of Directors of Sonim and its legal counsel Venable LLP introducing himself formally and that each party’s respective attorneys review a proposed confidentiality and non-disclosure agreement prior to Orbic sharing further information regarding its proposal.

•        On February 4, 2025, Equiniti Trust Company, LLC, Sonim’s transfer agent, advised counsel to Orbic that Sonim had placed a stop transfer order with respect to the transfer of the shares of Common Stock held by AJP.

•        On February 14, 2025, Roth Capital, Sonim’s financial advisor, contacted Mr. Narula and Mr. Douglas Benedict, Executive Vice President of Corporate Development of Orbic, informing Orbic that it was “managing a strategic alternatives process” on behalf of Sonim, was establishing a data room with relevant information that would be made available to interested parties who executed an acceptable non-disclosure agreement and whether Orbic was interested in having a telephonic conversation to further discuss. Mr. Benedict and representatives of Roth Capital held a conference call during which Roth Capital repeated its role in the transaction advising Sonim and reiterated that in order to access the data room and continue any discussions with Sonim, Orbic would be required to execute a non-disclosure agreement, which included, among other things, a two-year standstill agreement. Mr. Benedict informed representatives of Roth Capital that given Orbic’s publicly announced transaction with AJP and previous contact with members of the Board of Directors of Sonim, it would await further information regarding the data room and proposed confidentiality and non-disclosure agreement.

•        On February 25, 2025, Sonim issued a press release providing an update on the Special Committee’s strategic review process, noting that it continued to receive and evaluate inbound potential strategic alternatives in order to maximize stockholder value. In addition, Sonim stated that it had not decided on any specific path or transaction. Sonim affirmed that as of such date there had been no management discussions between Sonim and Orbic.

•        On March 5, 2025, Mr. Benedict received follow-up email correspondence from a representative of Roth Capital inquiring about Orbic’s interest in Sonim and which included a draft confidentiality and non-disclosure agreement with the two-year standstill provision. This email correspondence stated that the non-disclosure agreement would need to be executed before further additional details would be shared. Given Orbic’s agreements with AJP regarding the purchase of its shares and the actions taken by Sonim to delay such transfer, Orbic was not agreeable to executing any confidentiality and non-disclosure agreement that included a standstill provision.

•        On March 11, 2025, AJP and Orbic entered into the Proxy Agreement with AJP to provide Orbic with sole voting power over all 1,946,345 shares of Common Stock held by AJP to use in connection with a contemplated proxy solicitation for the election of a slate of nominees to the Company’s board of directors at its 2025 Annual Meeting.

•        On March 18, 2025, Orbic purchased 1,000 shares of Common Stock in the open market at a price of $2.19 per share.

•        On March 18, 2025, AJP and Orbic filed Amendment No. 3 to Schedule 13D with the SEC disclosing the execution of the Proxy Agreement and the 1,000 share of Common Stock purchase by Orbic.

•        On March 20, 2025, AJP and Orbic submitted to the Company its formal notice of intent (the “Notice”) to nominate the AJP/Orbic Nominees to the Board following weeks of the Company having failed, in the view of the AJP/Orbic Parties, to constructively and meaningfully engage with Orbic in private in respect of a potential strategic business combination transaction.

•        On March 24, 2025, AJP and Orbic filed Amendment No. 4 to Schedule 13D with the SEC disclosing the submission of the Notice to nominate the AJP/Orbic Nominees by AJP and Orbic to Sonim.

•        On March 31, 2025, Sonim issued a press release announcing its full year 2024 financial results, which included, among other things: (i) a decrease in full year 2024 revenue of (38%) year-over year; (ii) full year negative gross margin was (17%); and (iii) a net loss of ($33.6 million) dollars, or ($7.13) per share, for full year 2024.

•        On March 31, 2025, Orbic submitted to Sonim’s Board a non-binding proposal (the “Preliminary Acquisition Proposal”) to acquire Sonim in a business combination in which the Company’s stockholders would receive a cash purchase price of $4.00 per share.

•        On March 31, 2025, AJP and Orbic filed Amendment No. 5 to Schedule 13D with the SEC disclosing the submission of the Proposal to the Board of Directors of Sonim.

•        On March 31, 2025, Orbic submitted a books and records demand (the “Books and Records Demand”) pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) and the common law of the State of Delaware to the Company seeking to, among other things, review certain books and records of Sonim in connection with the 2025 Annual Meeting, including the election of directors and other matters that may come before the 2025 Annual Meeting.

•        On April 1, 2025 legal representatives of Orbic and representatives of Roth Capital had a meeting to discuss the Preliminary Acquisition Proposal. During this conversation, legal representatives of Orbic indicated that Orbic would be willing to execute a mutually agreeable confidentiality and non-disclosure agreement so that the parties could conduct preliminary due diligence and further discussions regarding a potential transaction, but that any such agreement could not include a standstill provision. The AJP/Orbic Parties have received no further feedback or discussion from Sonim, Roth Capital or the Company’s legal advisors regarding the execution of any such agreement.

•        On April 2, 2025, Sonim and Hao (Peter) Liu, the Company’s Chief Executive Officer, entered into an amendment to Mr. Liu’s employment agreement to significantly increase the severance benefits payable to Mr. Liu in the event of his termination following a change in control.

•        On April 3, 2025, Sonim announced that the Special Committee added a third member, Mr. Jack Steenstra.

•        On April 4, 2025, the Special Committee issued a letter to Orbic outlining certain criteria for moving forward with continuing discussions with Orbic regarding a strategic transaction.

•        On April 7, 2025, the Sonim Board of Directors issued a letter to AJP and Orbic rejecting its stockholder nominations, alleging that the nomination notice was deficient for failure to provide information regarding the experience, qualifications, attributes or skills of the AJP/Orbic Nominees pursuant to Item 401(e) of Regulation S-K.

•        On April 7, 2025, representatives of Sonim delivered a letter to representatives of Orbic contesting AJP and Orbic’s Books and Records Demand.

•        On April 10, 2025, AJP and Orbic delivered a letter to the Board of Sonim contesting the prior rejection of the AJP and Orbic nominations and reaffirming its intent to pursue all available avenues to ensure its highly qualified slate of AJP/Orbic Nominees are presented to stockholders for election at the 2025 Annual Meeting.

•        On April 10, 2025, AJP and Orbic filed Amendment No. 6 to Schedule 13D with the SEC disclosing the submission of the April 10, 2025 letter to the Board of Sonim refuting the purported rejection of the AJP/Orbic Nominees.

•        On April 15, 2025, Sonim and Clay Crolius, the Company’s Chief Financial Officer, entered into an amendment to his employment agreement in order to increase the severance payment to Mr. Crolius as a result of his termination following a change in control.

•        On April 16, 2025, AJP and Orbic filed a preliminary proxy statement on Schedule 14A with the SEC.

•        On April 17, 2025, the Board of Directors of Sonim approved the acceleration of vesting of previously granted restricted stock unit (“RSU”) awards for 81 grant recipients totaling 733,157 RSUs, including Hao (Peter) Liu (70,671 RSUs), Clay Crolius (33,922 RSUs) and Charles Becher, Chief Commercial Officer and General Manager of North America (70,671 RSUs).

•        On April 21, 2025, Sonim adopted a stockholder rights agreement (i.e., a poison pill plan) (the “Rights Plan”), which is effective until April 21, 2026. The Rights Plan was purported adopted: (i) in connection with the ongoing process of the evaluation of Sonim’s strategic alternatives by the Special Committee and (ii) in response to AJP/Orbic forming a Section 13 group and its subsequent Proposal. While Sonim and the Board of Directors publicly stated that the Rights Agreement was intended to enable all stockholders to realize the full value of their investment in the Company and afford the Special Committee adequate time to consider any further strategic proposals, the Rights Plan, in practice, serves to operate as an additional entrenchment device for the incumbent directors contributing to the destruction of long-term stockholder value.

•        On April 24, 2025, AJP and Sonim filed a Verified Complaint (the “Complaint”) in the Delaware Court of Chancery against Sonim and certain members of the Company’s Board (the “Director Defendants”) seeking relief to: (i) permanently enjoin Sonim and its Board from taking any action to prevent AJP and Orbic from exercising their rights in accordance with the Company’s By-Laws to nominate directors, and (ii) find that the Director Defendants breached their fiduciary duties. In the Complaint, AJP and Orbic alleged that Sonim’s rejection of the Notice was inconsistent with the By-Laws and part of the Company’s and the Board’s unlawful strategy to entrench current leadership and prevent the AJP/Orbic Parties from running a rival slate of highly qualified director candidates, thereby precluding Sonim’s stockholders from exercising their franchise.

•        On May 11, 2025, Sonim notified the AJP/Orbic Parties that they would be permitted to proceed with their nomination of candidates for election to the Sonim Board at the 2025 Annual Meeting.

•        On May 12, 2025, Sonim filed its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 with the SEC. In this report, Sonim disclosed that during the quarter, it issued 555,845 RSUs, all of which were fully vested based on the April 17, 2025 acceleration. In addition, this report disclosed that during the quarter: (i) Sonim had issued and sold 1,349,840 shares of Common Stock under its at-the-market (“ATM”) offering program for net proceeds of approximately $3.7 million after the payment of commission and fees and other related expenses of approximately $119,000; and (ii) subsequent to March 31, 2025, the Company had issued and sold an additional 2,130,437 shares of Common Stock under its ATM offering program for net proceeds of approximately $4.5 million after payment of commission fees and other related expenses of approximately $139,000.

•        On May 12, 2025, Sonim’s counsel sent an e-mail to the AJP/Orbic Parties, providing AJP/Orbic with the required notification of the Company’s nominees for election at the 2025 Annual Meeting, pursuant to Rule 14a-19(d) under the Exchange Act.

•        On May 12, 2025, Sonim entered into subscription agreements and registration rights agreement with Lytton-Kambara Foundation and 1 Main Capital Partners LP, providing for the private placement of an aggregate of: (i) 1,100,000 shares of Common Stock; and (ii) warrants to purchase up to 550,000 shares of Common Stock, for an aggregate purchase price of $1.375 million, or $1.25 per share (assuming that the 550,000 warrants have no value).

•        On May 16, 2025, Orbic submitted to the Company’s Board of Directors, an updated non-binding proposal (the “Revised Acquisition Proposal”) to acquire Sonim in a business combination in which the Company’s stockholders would receive a cash purchase price of $1.81 per share. In the Revised Acquisition Proposal, Orbic noted that its revised price was the result of the substantial dilution that had occurred from the time of the Preliminary Acquisition Proposal, the continuing decline in Sonim’s stock price and the impact of the entrenchment activities undertaken by the Board and management.

•        On May 19, 2025, the Special Committee issued a letter to Orbic in regard to the Revised Acquisition Proposal in which the Special Committee stated that it did not view the Orbic offer as viable and effectively cut-off any further discussions with Orbic.

•        On June 2, 2025, the Delaware Action was dismissed without prejudice by the parties to the Delaware Action.

•        On June 2, 2025, Sonim announced that it signed a LOI to sell substantially all of the Company’s assets to Social Mobile®. The LOI contemplates a purchase price of $15 million and includes up to an additional $5 million in earn-out consideration contingent upon achieving target revenue, which was undisclosed in the press release.

•        On June 16, 2025, Sonim announced that it received an unsolicited indication of interest (“IOI”) from DOOGEE on June 9, 2025, to acquire all outstanding shares of Sonim common stock for $3.60 per share in cash.

•        On June 18, 2025, Sonim announced that it is in negotiations for the sale of the public shell through a reverse merger, no agreement has been signed, nor has a candidate been named.

REASONS FOR THE SOLICITATION

The AJP/Orbic Parties strongly believe that the AJP/Orbic Nominees are the right leaders for Sonim at this critical time and that only through a transformation in leadership will the Company and stockholders see meaningful positive change. Despite unprecedented market volatility, staggering financial losses and significant decline in stock price, including -82.63%, -83.26 and -98.87% total stockholder returns over the most recent 1, 3 and 5 year period (as of May 29, 2025) the Special Committee has taken a scorched-earth approach to reward and entrench themselves and current management, all while significantly diluting stockholders. Rather than engage Orbic in regard to its business combination proposals and go through a robust process to determine whether a mutually agreeable commercial partnership or business combination transaction could be achieved, Sonim and its management have undertaken a campaign of value destruction through the adoption of the Rights Plan, oversized equity award grants and accelerations and dilutive ATM and private placement offerings, all of which have brought little to no value to long-term Sonim stockholders. Sonim’s Proposed Social Mobile® Transaction would be a disastrous deal for the Company’s stockholders providing little to no stockholder value. The Proposed Social Mobile® Transaction price on a per share basis, excluding the potential earn-out would be approximately $1.46 per share and would be approximately $1.94 per share if the full earn-out is realized. These estimates assume the full purchase price is allocated to stockholders and does not account for any additional factors such as transaction costs (including legal fees, investment banking fees, and proxy solicitation fees), potential double taxation at the corporation level on the sale of assets and then at the stockholder level with respect to any distributions to stockholders, and the payoff of current Sonim indebtedness, which is estimated to currently be in the range of approximately $3.5 – $4.0 million as of the end of the first quarter of 2025. When the payoff of Sonim’s existing debt, transaction costs and taxes are taken into account, Orbic expects that the total amount available for distribution to Sonim stockholders will materially decrease the per share basis for the Proposed Transaction and will result in a materially worse outcome for stockholders. As of June 19, 2025, Sonim has failed to enter into a definitive agreement with Social Mobile® and has provided stockholders with little to no specifics as to what they would receive in the transaction. The Proposed Social Mobile® Transaction lack of clarity creates significant uncertainty regarding the true value stockholders would receive from this transaction. The AJP/Orbic Parties believe that the Special Committee’s inherent vagueness leaves stockholders exposed to unnecessary risk without a clear path to value realization.

Additionally, Sonim’s Special Committee received an unsolicited offer on June 9, 2025, from another potential acquirer, DOOGEE, to acquire all of the Company’s outstanding shares of common stock in a cash offer of $3.60 per share, a superior transaction to the Proposed Social Mobile® Transaction. The Special Committee appears to have rushed the evaluation of the Proposed Social Mobile® Transaction, likely as a result of its unwillingness to engage Orbic in meaningful discussions and to influence a proxy contest, when a more considered approach could have provided Sonim with the opportunity to assess the alternative opportunity.

Further, Sonim’s Special Committee’s announcement on June 18, 2025, stating that the Special Committee has entered into negotiations for the sale of its public shell, when no agreement has been signed and providing an estimated valuation for the sale without any specifics, fails to provide stockholders with sufficient details on how the proposed deal will translate into enhanced returns for stockholders. Sonim’s lack of specifics raises concerns that the Special Committee is settling for a suboptimal outcome for its stockholders. Unless there is meaningful change in the management of Sonim, the AJP/Orbic Parties believe that Sonim will continue to underperform and likely engage in a rushed and inadequate sale process that will prevent stockholders from receiving the full potential return on their investment.

The AJP/Orbic Nominees are seasoned, industry professionals with the requisite education, skills, experience and appropriate sense of urgency to undertake a strategic assessment of Sonim and evaluate and, if appropriate, implement its strategic alternatives. Although the AJP/Orbic Nominees have not made any commitment to the AJP/Orbic Parties to do so, we believe that the AJP/Orbic Nominees, if elected, will be more attentive to the immediate needs of the Company and will actively engage with the AJP/Orbic Parties regarding its Revised Acquisition Proposal, which represents a 98.9% premium to the closing stock price of Sonim on May 16, 2025, the day on which the AJP/Orbic Parties made the Revised Acquisition Proposal and represents a 24.8% current premium to the closing stock price of Sonim on June 18, 2025.

Sonim has been quick to dismiss the viability of Orbic’s proposals, including the Revised Acquisition Proposal, yet has made little to no effort to engage Orbic in a meaningful dialogue to allow either party to fully assess a potential strategic combination. Instead, Sonim has rushed into an uncertain, and likely bad deal, with Social Mobile® that Orbic estimates is likely to provide little to no value for Sonim stockholders. Sonim has refused to engage with Orbic to explore the Revised Acquisition Proposal that would have provided stockholders with a cash purchase price of $1.81 per share, which represented a 98.9% premium to the closing stock price of Sonim on May 16, 2025. Sonim also has refused to engage with DOOGEE, which offered to acquire the Company with a cash purchase price of $3.60 per share, which represented a 221%

premium to the closing stock price of Sonim on June 9, 2025, the day Sonim received the unsolicited IOI. The actions of the Board and Special Committee to date have demonstrated that the current directors cannot be given the opportunity to further erode the value of Sonim or to conduct a process for truly evaluating strategic alternatives. Based on Sonim’s actions, it appears that the Company is motivated to rush into a transaction, which the AJP/Orbic Parties believe is the result of the Company’s desire to influence a proxy contest, and is failing to act in the best interest of its stockholders. Until there is meaningful change in the boardroom, stockholders will continue to be subject to leadership that is more interested in entrenching themselves and current management than maximizing stockholder value. At this critical juncture, stockholders of Sonim deserve to have directors, such as the AJP/Orbic Nominees, who are willing to act in the best interests of all stockholders and in a manner that will allow Sonim to truly evaluate its strategic alternatives.

The AJP/Orbic Parties do not believe that it should take the launch of a proxy contest to replace the Board to motivate Sonim to do the right thing, and the AJP/Orbic Parties are committed to giving stockholders a voice regarding the leadership of the Company. The AJP/Orbic Parties believe that the continued pursuit of the proxy solicitation is necessary to continue to hold the Board accountable. By voting on the AJP/Orbic Parties’ Blue universal proxy card or Blue voting instruction form, you can send a message to Sonim that you do not support their actions and desire to see a meaningful change in leadership.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a stockholder, as well as the answers to those questions. The following is not a substitute for the information contained in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. The Participants urge you to read this Proxy Statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for the election of the AJP/Orbic Nominees to serve on the Board is being made by the AJP/Orbic Parties. The AJP/Orbic Parties include: (i) AJP Holding Company, LLC, who submitted the Notice to nominate the AJP/Orbic Nominees; and (ii) the other AJP/Orbic Parties, each of whom intends to vote all of the shares of Common Stock over which it has voting power (if any) as of the Record Date outlined in this Proxy Statement. For more information regarding the AJP/Orbic Parties, please see Annex A attached to this Proxy Statement.

What are the AJP/Orbic Parties asking you to vote for?

The AJP/Orbic Parties are asking you to vote on the BLUE universal proxy card or BLUE voting instruction form at the 2025 Annual Meeting as follows:

1.      “FOR” the election of each of the five AJP/Orbic Nominees, to serve for a one-year term expiring at the next annual meeting of the Company’s stockholders and until his or her successor is duly elected and qualified and “WITHHOLD” on the election of each of the five Opposed Company Nominees;

2.      “AGAINST” the Company’s Equity Incentive Plan Proposal; and

3.      “AGAINST” the Advisory Approval of the Company’s Executive Compensation Proposal.

Stockholders may vote for up to five nominees to the Board. If stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders “WITHHOLD” on the election of the Opposed Company Nominees.

The AJP/Orbic Parties are making no recommendation to stockholders regarding the Auditor Ratification Proposal and Say-on-Pay Frequency Proposal and intend to vote their shares of Common Stock “FOR” the Auditor Ratification Proposal and for “1 YEAR” on the Say-on-Pay Frequency Proposal.

Why are the AJP/Orbic Parties soliciting your vote?

The AJP/Orbic Parties believe that substantial change is necessary for the stockholders to maximize the value of their investment in Sonim and that such change must start at the Board level. The AJP/Orbic Parties have nominated a slate of five highly qualified, independent nominees with specific industry experience for election to the Board. The AJP/Orbic Nominees are committed to helping drive a strategic transformation of Sonim and to identify opportunities to deliver enhanced value. The AJP/Orbic Nominees are leading industry professionals with strong backgrounds in telecommunications, mobile technology and infrastructure, new product development, new product launch and marketing and the effectuation of strategic transactions.

As significant stockholders of Sonim, the AJP/Orbic Parties believe that meaningful change needs to be effected at the Company for all stockholders. As described in greater detail in the “BACKGROUND FOR THE SOLICITATION” and “REASONS FOR THE SOLICITATION,” it has become clear to the AJP/Orbic Parties that comprehensive action — including stockholder-driven change to the composition of the Board, — is required to protect stockholders from further value destruction by the current Board and management team so that all stockholders can realize the true value of their investment. Accordingly, the Orbic/AJP Parties are nominating five highly-qualified director candidates that are seasoned, industry professionals with the requisite education, skills, experience and appropriate sense of urgency to undertake a strategic assessment of Sonim and evaluate and, if appropriate, implement its strategic alternatives. Although the AJP/Orbic Nominees have not made any commitment to the AJP/Orbic Parties to do so, we believe that the AJP/Orbic Nominees, if elected, will be more active than the current members of the Board in conducting a strategic review process for Sonim and to substantively engage with Orbic in respect of the Revised Acquisition Proposal and/or with third parties in respect of one or more other strategic transaction proposals that they may make to the Company from time to time.

Who are the AJP/Orbic Nominees?

We are proposing that each of Douglas B Benedict, Joseph M. Glynn, Gregory M. Johnson, Surendra Singh and Michael Wallace be elected to the Board to serve for a one-year term expiring at the next annual meeting of Sonim’s stockholders and until his or her successor is duly elected and qualified.

Set forth below is: (a) the name, age, any position and office with Sonim held by each such AJP/Orbic Nominee, and the term thereof, business experience during the past five years (including principal occupation and employment during the past five years, the name and principal business of any corporation or other organization in which such occupation or employment was carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company), a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that such AJP/Orbic Nominee should serve as a director for the Sonim as of the date hereof, in light of the Company’s business and structure (including such material information beyond the past five years and information on such AJP/Orbic Nominee’s particular area of expertise or other relevant qualifications); and (b) any directorships held by such person during the past five years in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address
Douglas B. Benedict (60)

Mr. Benedict currently serves as an Executive Vice President of Corporate Development of Orbic North America, LLC since 2022. Mr. Benedict’s role at Orbic relates to advising on developing and executing Orbic’s organic and inorganic growth through strategy formation and execution, including M&A, capital financings, strategic alliances, and corporate investing.

Mr. Benedict has served as the Managing Principal of Regent Advisors since 2005, a corporate development, strategic and financing advisor to privately held company owners, boards of directors, entrepreneurs, C-suite executives and investors with respect to corporate strategy, M&A, capital structure, growth initiatives and operational efficiencies.

Mr. Benedict also recently served as Managing Director at Outcome Capital from 2018 to 2022. Outcome Capital was a dual focused technology and specialized life sciences healthcare investment banking firm, providing advisory services to management teams and boards of directors with respect to M&A, corporate finance, corporate strategy and strategic alliances. He also serves on the Board of Directors of CHR Solutions since 2013. CHR Solutions is a private network service provider that specializes in software business solutions (B/OSS), broadband engineering services, and managed IT, and NOC services for enterprise customers.

In addition, Mr. Benedict has served as an Advisory Board Member of FinPro Solutions Inc., a financial software-as-a-service (SaaS) provider of real-time financial analysis to SMEs across industry verticals that drives profitability and operational improvements, from 2022-2024. FinPro was sold to HighRadius Corporation 2024.

Mr. Benedict holds a AB from Harvard University in economics and an MBA from the Tuck School of Business at Dartmouth.

1001 Isla Verde Square, Vero Beach, FL 32963

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address

We believe that Mr. Benedict is qualified to serve on the Board given his breadth of experience and impressive track record in corporate and strategic development in the technology and software industries, stemming from his roles as Managing Director at Outcome Capital, where he provided M&A, corporate finance, corporate strategy and strategic alliances and advisory services to management teams and boards of directors in the technology sector. In addition, his experience as a board member at CHR Solutions and Fin Pro Solutions, companies both focused on software solutions, provides him with unique insights that could be applied to the Company.

Mr. Benedict does not currently hold, and has not within the past five years held, any position or office with the Company.

Joseph M. Glynn (62)

Joseph M. Glynn is an experienced telecom executive who has over 35 years of experience in the mobile communications and wireless industry.

Mr. Glynn previously served in various leadership positions at Qualcomm Technologies, Inc. from 1997 to 2024, most recently serving as Vice President for Business Development, a position focused on building and managing strategic relationships with code division multiple access (CDMA), universal mobile telecommunications system (UMTS) and long-term evolution (LTE) carriers, and OEM/ODM’s around the world, with the primary goal of creating demand for Qualcomm products and services.

Additionally, Mr. Glynn serves as a director since 2024 for IT&E, a telecommunications company serving communities of the Northern Mariana Islands and Guam. IT&E is a leader in wireless voice and data services and business solutions in the region, serving 90,000 wireless and 21,000 wireline customers in the region. Mr. Glynn also serves as a director of Consumer Technology Association since 2019, an advisory board helping tech companies connect, collaborate and contribute to accelerate innovation. In addition, Mr. Glynn serves on the board of 450 MHz Alliance since 2014, an international association focused on growing and promoting the use of specific RF bands. The members of the 450 MHz Alliance include wireless carriers, equipment manufacturers, and companies in various vertical markets for machine-to-machine communication. The 450 MHz Alliance is committed to promoting the potential of the 450 MHz spectrum and helping its members achieve their objectives more effectively.

Mr. Glynn holds a BA from Texas Christian University.

325 South Sierra Ave, Suite 12, Solana Beach, CA 92075

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address

We believe Mr. Glynn is qualified to serve as a member of the Board because of his extensive leadership experience in telecommunications and mobile technology businesses, having spent over 35 years at Qualcomm Technologies, Inc., a leading global semiconductor and software company focused on wireless technologies. Given Mr. Glynn’s breadth of experience in the telecommunications industry and experience building and managing strategic relationships across Qualcomm’s product platform, we believe Mr. Glynn’s experience would be invaluable to the board.

Mr. Glynn does not currently hold, and has not within the past five years held, any position or office with the Company.

Gregory M. Johnson (55)

Mr. Johnson currently serves as the Executive Vice President of Orbic North America, LLC, since 2024. Mr. Johnson’s role at Orbic relates to advising on developing and executing Orbic’s suite of digital financial products to provide consumers point of sale financing solutions and other point of sale transaction processing business solutions.

In addition, Mr. Johnson has served as the Chief Executive Officer and Founder of Vintelligence since 2020, a strategic advisory firm focused on scaling business revenues through brand and product reimagination and go-to-market execution.

Mr. Johnson also served as a Senior Vice President for OnDeck Capital from 2018-2020. In this role, Mr. Johnson focused on driving revenue growth and transforming partnerships and business development teams representing approximately 2/3rds of OnDeck’s revenue. In addition, Mr. Johnson serves as an advisor to TracerLabs since 2024, advising on go-to-market partnerships, and as an advisor to FISKL since 2023, advising on financial services relationships.

Mr. Johnson holds a BS from Arizona State University and MBA from the University of Phoenix.

We believe Mr. Johnson is qualified to serve as a member of the Board because of his extensive financial and operational expertise. Through his experience serving as an executive officer and advising companies undergoing significant strategic and financial transformations, he has developed valuable knowledge pertaining to company transformations and capital markets transactions.

Mr. Johnson does not currently hold, and has not within the past five years held, any position or office with the Company.

555 Wireless Blvd., Hauppauge, NY 11788

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address
Surendra Singh (65)

Mr. Singh currently serves as the Chief Sales and Partnership Officer of CoreStack, an AI-powered, best-in-class NextGen Cloud Governance and Management platform allowing enterprises to embrace, enhance, and extend native cloud capabilities in a unified dashboard across the most complex multi-cloud and hybrid environments. Since 2023, Mr. Singh’s role at CoreStack has focused on leading global sales and partnerships, accountable for driving business value, revenue, and growth. From 2020 to 2023 Mr. Singh served as Vice President of Global Partnerships and Alliances at CoreStack. In that role, Mr. Singh focused on leading global partnerships and alliances to maximize CoreStack’s business and revenue potential.

2210 246th Place NE, Sammamish, WA 98074

Prior to joining CoreStack, Mr. Singh spent over 25 years at Microsoft from 1995 to 2020, where he served in various roles including as Senior Director, Hyperscalers & MSPs, One Commercial Partner and Sr. Director, Partner Hosting & Cloud Services).

Mr. Singh holds an MBA from Northwestern University- Kellogg School of Management and Bachelor of Engineering for the National Institute of Technology Durgapur.

We believe Mr. Singh is qualified to serve as a member of the Board because he has over 30 years of sales leadership, technology and innovation experience, including 25 years at Microsoft, a leading global software company, known for its diverse range of products and services, including operating systems, productivity software, and cloud computing platforms. In addition, he has extensive public and private company experience.

Mr. Singh does not currently hold, and has not within the past five years held, any position or office with the Company.

Michael Wallace (58)

Mr. Wallace was a Senior Vice President of Emerging Business at Qualcomm Technologies, Inc. from 2003-2021. Mr. Wallace’s role at Qualcomm related to the management of ten unique business units that included Mobile App Store-BREW, VOIP over IP platform for PTT-QChat, IoT Smart Cities, GPS reselling business, and wireless charging for electric vehicles. From 1998 to 2003 Mr. Wallace served as Vice President of Sales and Marketing at Qualcomm, where he was responsible for sales, marketing and logistics for Qualcomm’s Handset division.

Mr. Wallace served as a Director of LinkNYC from 2019 to 2021. LinkNYC is a first-of-its-kind communications network that has replaced pay phones across the five boroughs. Each LinkNYC structure provides super-fast, free public Wi-Fi, phone calls, device charging, and a tablet for access to city services, maps, and directions. Mr. Wallace holds a BA in Accounting from Mercer University and a BA in Finance from University of North Texas.

2218 Via Tiempo, Cardiff, CA 92007

Name and Age	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years	Business Address

We believe Mr. Wallace is qualified to serve as a member of the Board because of his significant experience in telecommunications and mobile technology and infrastructure, as well as his deep expertise in mobile technology sales, marketing, logistics and manufacturing, as a result of his 20 years at Qualcomm Technologies, Inc. In addition, Mr. Wallace has significant experience in accounting and financial operations, that would be extremely valuable to the Company’s Board.

Mr. Wallace does not currently hold, and has not within the past five years held, any position or office with the Company.

As provided in the Company Proxy Statement, the Board consists of five directors. This Proxy Statement is soliciting proxies to elect Douglas B. Benedict, Joseph M. Glynn, Gregory M. Johnson, Surendra Singh and Wallace to serve on the Board at the 2025 Annual Meeting.

If elected, the AJP/Orbic Nominees intend to work actively to discuss the issues and challenges facing Sonim and determine the best future course of action for the Company. By utilizing their respective leadership, industry, sales, marketing and business development experience and working constructively, the Orbic Nominees believe they can effect positive change at Sonim that is in the best interest of the Company’s stockholders.

You should refer to the Company Proxy Statement, filed by Sonim with the SEC, for the names, background, qualifications and other information concerning the Company’s nominees.

If I vote for the AJP/Orbic Nominees, am I agreeing to a transaction between the Company and Orbic?

No. We are not soliciting proxies for, or asking for your consent to approve, any transaction involving Sonim and Orbic, whether pursuant to the Revised Acquisition Proposal or otherwise, and a vote “FOR” the AJP/Orbic Nominees is not necessarily a vote to sell Sonim to Orbic or any other person. However, the AJP/Orbic Parties believe your vote “FOR” the AJP/Orbic Nominees may be viewed as a signal of support for Sonim to seriously consider strategic transactions, including a transaction with the Orbic. Although the AJP/Orbic Nominees have not made any commitment to the AJP/Orbic Parties to do so, the AJP/Orbic Parties believe that the AJP/Orbic Nominees, if elected, are more likely than the current members of the Board to advocate in favor of a strategic review process and to substantively engage with Orbic in respect of the Revised Acquisition Proposal and/or with third parties in respect of one or more other strategic transaction proposals that they may make to Sonim from time to time.

Am I being asked to approve the Proposed Social Mobile® Transaction?

Stockholders are not being asked in this Proxy Statement to approve the Proposed Social Mobile® Transaction, as contemplated by the LOI entered into by Sonim on June 2, 2025. It is unclear when the Proposed Social Mobile® Transaction will be presented for stockholder approval. The AJP/Orbic Parties do not support any such transaction and would vote “Against” such a proposal.

Who can vote at the 2025 Annual Meeting?

According to the Sonim’s Annual Report filed on Form 10-K with the SEC on March 31, 2025, the Common Stock is the Company’s only outstanding class of capital stock. Only stockholders of record as shown on Sonim’s books at the close of business on the Record Date are entitled to vote at the 2025 Annual Meeting or any adjournment thereof. Accordingly, stockholders who sell their shares before the Record Date (or acquire them after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the 2025 Annual Meeting even if they sell their shares after the Record Date.

Each stockholder is entitled to one vote per share of Common Stock on all matters to be voted on at the 2025 Annual Meeting. Holders of shares of Common Stock are not entitled to cumulative voting rights.

How do proxies work?

The Participants are asking you to appoint Parveen Narula and Douglas B. Benedict as your proxy holders to vote your shares of Common Stock at the 2025 Annual Meeting. You make this appointment by voting the enclosed BLUE universal proxy card or BLUE voting instruction form or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holder to vote your shares of Common Stock at the 2025 Annual Meeting, according to the directions you provide. You may vote for all, some, or none of the AJP/Orbic Nominees, and/or all, some or none of the Company’s nominees, provided that if you mark more than five “FOR” boxes with respect to the election of directors, all of your votes for the election of directors will be deemed invalid. If you mark fewer than five “FOR” boxes with respect to the election of directors, your shares will only be voted “FOR” the nominees you have so marked. Regardless of whether you are able to attend the 2025 Annual Meeting, you are urged to complete the enclosed BLUE universal proxy card or BLUE voting instruction form and return it in the enclosed self-addressed, prepaid envelope or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE universal proxy card or BLUE voting instruction form). All valid proxies received prior to the meeting will be voted. Except as otherwise provided in this Proxy Statement, if you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification.

IF YOU RETURN A VALID BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM AND DO NOT MARK A VOTE WITH RESPECT TO ANY NOMINEE ON PROPOSAL 1, THE SHARES OF COMMON STOCK REPRESENTED THEREBY WILL BE VOTED “FOR” THE ELECTION OF EACH OF THE FIVE AJP/ORBIC NOMINEES AND “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES (I.E. JAMES CASSANO, PETER LIU, MIKE MULICA, JACK STEENSTRA AND GEORGE THANGADURAI).

IMPORTANTLY, IF YOU MARK MORE THAN FIVE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN FIVE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL ONLY BE VOTED “FOR” THE NOMINEES YOU HAVE SO MARKED.

IF YOU RETURN A VALID BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM AND DO NOT MARK A VOTE WITH RESPECT TO PROPOSAL 2, PROPOSAL 3, AND PROPOSAL 4, THE SHARES OF COMMON STOCK REPRESENTED THEREBY WILL BE DEEMED PRESENT AT THE MEETING FOR PURPOSES OF DETERMINIG A QUORUM AND FOR PURPOSES OF CALUCLATING THE VOTE WITH RESPECT TO SUCH MATTER AND SHALL HAVE THE EFFECT OF A VOTE “AGAINST” THE MATTER. WITH RESPECT TO PROPOSAL 5, SUCH ABSTENTION WILL BE DEEMED PRESENT AT THE MEETING FOR PURPOSES OF DETERMING A QUORUM BUT WILL HAVE NO IMPACT ON THE FREQUENCY VOTE FOR PROPOSAL 5.

THIS SOLICITATION IS BEING MADE BY AJP/ORBIC PARTIES AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF SONIM. THE AJP/ORBIC PARTIES ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2025 ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE AJP/ORBIC PARTIES ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE 2025 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES ON THE BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

In the event that the AJP/Orbic Parties withdraw the nomination of the AJP/Orbic Nominees or abandon their solicitation, any votes cast in favor of the AJP/Orbic Nominees will be disregarded and not be counted, whether such vote is provided on the Company’s universal proxy card or our BLUE universal proxy card or BLUE voting instruction form.

With respect to votes cast in favor of Sonim’s nominees or on matters other than the election of directors, in the event that we withdraw our nomination of the AJP/Orbic Nominees or abandon their solicitation, we will still submit such votes to the independent inspector.

Except as set forth in this Proxy Statement, we do not know of any other matters to be presented for approval by the stockholders at the 2025 Annual Meeting. By appropriately completing the BLUE universal proxy card or BLUE voting instruction form, you also authorize your proxy holders to vote your shares of Common Stock in their discretion on any matters not known by us a reasonable time before this solicitation that may be properly presented for action by the stockholders at the 2025 Annual Meeting.

What is the quorum requirement for the 2025 Annual Meeting?

In order to carry on the business of the 2025 Annual Meeting, there must be a quorum. This means the holders of record of at least one-third of the shares of Common Stock issued and outstanding and entitled to vote at the 2025 Annual Meeting must be present in person or represented by proxy. Abstentions and votes withheld will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the 2025 Annual Meeting, but will not be counted as votes cast. As described below under the Q&A “What is a broker non-vote?”, we do not expect that there will be any “broker non-votes” at the 2025 Annual Meeting.

What is the effect of an abstain vote or the withholding of a vote?

Directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy at the meeting and entitled to vote generally on the election of directors. For the election of directors, stockholders may vote “FOR” a nominee, or “WITHHOLD” their vote with respect to a nominee. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of any or all nominees will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such nominee. Therefore, a proxy marked “WITHHOLD” with respect to a specific nominee will result in such nominee receiving fewer “FOR” votes for purposes of determining the nominees receiving the most votes.

With regard to Proposals 2, 3 and 4, a stockholder may vote “FOR”, “AGAINST”, or to “ABSTAIN”. With regard to Proposal 5, a stockholder may vote “1 YEAR,” “2 YEARS”, “3 YEARS” or “ABSTAIN”. If a stockholder abstains from voting on Proposals 2, 3 and 4, then the shares of Common Stock held by such stockholder shall be deemed present at the meeting for purposes of determining a quorum and for purposes of calculating the vote with respect to such matter and shall have the effect of a vote AGAINST the matter. If a stockholder abstains from voting on Proposal 5, such abstention will be deemed present at the meeting for purposes of determining a quorum but will have no impact on the frequency vote for Proposal 5.

What is a broker non-vote?

A “broker non-vote” occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a stockholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the stockholder meeting. Under the rules governing brokers’ discretionary authority, if a stockholder receives proxy materials from or on behalf of both us and the Company, then brokers holding shares in such stockholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the 2025 Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.

What vote is required to elect the nominees?

According to the By-Laws, directors will be elected by a plurality of the votes cast by the holders of stock present or represented by proxy at the 2025 Annual Meeting and entitled to vote on the nominees’ election (meaning, assuming that the Board remains the same size as it is currently, those five nominees receiving the greatest number of votes cast “FOR” shall be elected). Importantly, if you mark more than five “FOR” boxes with respect to the election of directors, all of your votes for the election of directors will be deemed invalid.

Stockholders do not have the right to cumulate their votes in the election of directors. Votes withheld and broker non-votes, if any, are not votes cast and will result in the applicable nominees receiving fewer “FOR” votes for purposes of determining the nominees receiving the most votes. A properly executed proxy marked to “WITHHOLD” a vote with respect to the election of any nominee will be counted for purposes of determining whether there is a quorum, but will not be considered to have been voted for or against such nominee. Therefore, a proxy marked “WITHHOLD” with respect to a specific nominee will result in such nominee receiving fewer “FOR” votes for purposes of determining the nominees receiving the most votes.

What is the voting standard with respect to the other proposals described in this Proxy Statement?

Assuming there is a quorum at the 2025 Annual Meeting:

•        the approval of the Auditor Proposal will require the affirmative vote of the holders of majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote;

•        the Equity Incentive Plan Proposal will require the affirmative vote of the holders of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote; and

•        the Advisory Approval of the Company’s Executive Compensation Proposal will require the affirmative vote of the holders of a majority of the voting power of the shares present in person or by proxy at the meeting and entitled to vote.

In regard to the Say-on-Pay Frequency Proposal, the frequency option (1 year, 2 years or 3 years) receiving the highest number of votes will be deemed the preferred frequency by stockholders.

If other matters are properly brought before the 2025 Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of Nasdaq, Sonim’s Amended and Restated Certificate of Incorporation (the “Charter”) and the By-Laws, as applicable.

What should I do in order to vote for the AJP/Orbic Proposals?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE universal proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your BLUE universal proxy card).

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a BLUE universal proxy card or a BLUE voting instruction form is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE universal proxy card or BLUE voting instruction form.

YOUR VOTE IS VERY IMPORTANT.    If you do not plan to attend the 2025 Annual Meeting, we encourage you to read this Proxy Statement and date, sign and return your completed BLUE universal proxy card or BLUE voting instruction form prior to the 2025 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2025 Annual Meeting, we recommend that you authorize a proxy to vote your shares of Common Stock using the BLUE universal proxy card or BLUE voting instruction form in advance as described above to ensure that your vote will be counted if you later decide not to attend the 2025 Annual Meeting.

The AJP/Orbic Parties recommend that I vote “FOR” the election of five AJP/Orbic Nominees. How should I vote with respect to the Company nominees?

You will have the ability to vote for any combination (up to five total) of our AJP/Orbic Nominees and the Company’s nominees. We recommend that you vote “WITHHOLD” on the election of the Opposed Company Nominees. However, we believe the best opportunity to elect the AJP/Orbic Nominees is to vote “FOR” all of the AJP/Orbic Nominees, and “WITHHOLD” on, or not vote “FOR”, any Company nominee — on the BLUE universal proxy card or BLUE voting instruction form.

How do I revoke a proxy?

Any stockholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a registered holder of shares of Common Stock, you may revoke a previously submitted proxy by:

•        Signing, dating and returning the enclosed BLUE universal proxy card or BLUE voting instruction form or any other later-dated proxy in the postage-paid envelope provided;

•        Submitting evidence of your revocation to Sonim’s Corporate Secretary at Sonim Technologies, Inc., 4445 Eastgate Mall, Suite 200 San Diego, CA 92121;

•        Submitting another proxy over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on July 17, 2025; or

•        Attending and voting at the 2025 Annual Meeting.

Please note, however, that only your last-dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the 2025 Annual Meeting as described in this Proxy Statement. Attending the 2025 Annual Meeting alone without taking one of the actions set forth above will not revoke your proxy.

Stockholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. You may also provide your bank, brokerage firm, dealer, trust company or other nominee with new voting instructions. Only your latest dated instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2025 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company, or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, at c/o Alliance Advisors LLC, 150 Clove Rd, #400, Little Falls Township, NJ 07424, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY UNIVERSAL PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY (OTHER THAN ON THE BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM DELIVERED BY US TO YOU) TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2025 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2025 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

What should I do if I receive a white proxy card from Sonim?

You may receive proxy solicitation materials from Sonim, including the Company Proxy Statement and white proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by Sonim or any other statements that it may otherwise make, subject to applicable law.

We recommend that you disregard any white proxy card or solicitation materials that may be sent to you by Sonim. If you have already voted using Sonim’s white proxy card, you have every right to change your vote by signing, dating and returning the enclosed BLUE proxy card in the enclosed postage-paid envelope or by voting via the Internet or by telephone by following the instructions on your BLUE voting instruction form. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the 2025 Annual Meeting.

Who is paying for the solicitation?

The expense of soliciting proxies for the 2025 Annual Meeting by the Participants is being borne by the AJP/Orbic Parties. The AJP/Orbic Parties expect to seek reimbursement of such solicitation and related expenses from Sonim. In the event that the AJP/Orbic Parties do seek reimbursement of such expenses, they do not intend to submit the question of such reimbursement to a vote of stockholders of the Company.

Whom should I call if I have any questions about the solicitation?

If you have any questions or need assistance in voting your shares of Common Stock, please call our proxy solicitor, Alliance Advisors LLC, 150 Clove Rd, #400, Little Falls Township, NJ 07424. Stockholders may call toll-free at 833-218-3964 or email: orbic@allianceadvisors.com.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. THE AJP/ORBIC PARTIES URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM TODAY TO VOTE “FOR” EACH OF DOUGLAS B. BENEDICT, JOSEPH M. GLYNN, GREGORY M. JOHNSON, SURENDRA SINGH AND MICHAEL WALLACE TO BE ELECTED TO THE BOARD, “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES (i.e. JAMES CASSANO, PETER LIU, MIKE MULICA, JACK STEENSTRA AND GEORGE THANGADURAI), “AGAINST” THE EQUITY INCENTIVE PROPOSAL, and “AGAINST” THE ADVISORY APPROVAL OF THE COMPANY’S EXECUTIVE COMPENSATION PROPOSAL.

PROPOSAL 1
ELECTION OF AJP/ORBIC NOMINEES

We propose that the stockholders elect each of Douglas B. Benedict, Joseph M. Glynn, Greogory M. Johnson, Surendra Singh and Michael Wallace to the Board at the 2025 Annual Meeting.

The initial term of each AJP/Orbic Nominee, if elected, would be until the 2026 annual meeting of the Company’s stockholders and until his or her successor is duly elected and qualified in accordance with the Charter and the By-Laws. Each AJP/Orbic Nominee has executed a written consent to be named in this Proxy Statement and to serve as a director of the Company if so elected.

We believe that the AJP/Orbic Nominees would be valuable additions to the Board and that they would bring the necessary business and industry experience, future forward thinking and urgency needed for Sonim to evaluate all opportunities to maximize stockholder value, including a sale of the Company or one or more other strategic transactions. We further believe that the AJP/Orbic Nominees’ extensive experience, qualifications and skills would add significant value to the Board and that the interests of the Company and its stockholders would be best served by the election of the AJP/Orbic Nominees. Under the leadership of the present Board, the Company has financially underperformed, incurred unnecessary expenses, failed to innovate in line with current trends, and its strategies to revitalize the Company’s business have not been effective. Further, the Special Committee of the Board and management have prioritized entrenching themselves and undertaking a pattern of dilutive financing activities, which has resulted in lost value for Sonim and its stockholders. Sonim is in desperate need of a new leadership team that is equipped to evolve and respond to changes in the market, act in a financially responsible manner and actively drive the Company forward and to recognize when conducting business as usual on a standalone basis is unlikely to deliver the best result for stockholders. Unless there is meaningful change in the management of Sonim, the AJP/Orbic Parties believe that Sonim will continue to underperform and is likely to engage in a rushed and inadequate sale process that will prevent stockholders from receiving the full potential return on their investment. The AJP/Orbic Nominees have all the necessary traits, background and experience to drive and execute on such a process and effectuate meaningful change at the Sonim.

Each of the Corporate Governance Principles and the Standards for Director Independence, each of which are available on Sonim’s website at https://www.sonimtech.com/about/corporate-responsibility, set forth guidelines to assist the Board in making a determination whether a director is independent from the Company. Except as otherwise set forth in this Proxy Statement, the AJP/Orbic Parties have no knowledge of any facts that would reasonably prevent the determination by the Board that each of the AJP/Orbic Nominees is independent under the applicable standards, including the Exchange Act, paragraph (a)(1) of Item 407 of Regulation S-K, any applicable rules of Nasdaq, the Company’s Corporate Governance Principles and the Company’s Standards for Director Independence (and including with respect to the heightened independence standards for service on the Audit Committee of the Company).

In addition, each AJP/Orbic Nominee understands that, if elected as a director of Sonim, such AJP/Orbic Nominee would have an obligation to act in the best interests of the Company and the stockholders in accordance with his or her duties as a director.

We do not expect that any AJP/Orbic Nominee will be unable to stand for election. If any AJP/Orbic Nominee is unable to serve or for good cause will not serve, we may seek to replace such AJP/Orbic Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company’s organizational documents.

We reserve the right to further nominate, substitute or add additional persons, or subtract or remove persons, as nominees for election to the Board, including without limitation in the event that: (a) Sonim purports to increase or decrease the number of directorships; (b) the Company makes or announces any changes to the By-Laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the AJP/Orbic Nominees or any additional or substitute nominee nominated pursuant to the foregoing; and/or (c) any AJP/Orbic Nominee is unable to serve or for good cause will not serve as a director. Additional nominations made pursuant to the preceding clauses (a) and/or (b) are without prejudice to the position of the AJP/Orbic Parties that any attempt to change the size of the Board or disqualify any AJP/Orbic Nominee through By-Law amendments or otherwise would constitute unlawful manipulation of the Company’s corporate machinery. We further reserve the right to: (a) withdraw any AJP/Orbic Nominees; and/or (b) nominate fewer than all of the AJP/Orbic Nominees listed herein and/or to re-designate one or more such individuals as alternative nominees.

If we are permitted to substitute a nominee or propose an additional nominee, we will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act. Only in such case will the shares of Common Stock represented by the enclosed BLUE universal proxy card or BLUE voting instruction form be voted for substitute nominees or additional nominees. We further reserve the right to (i) withdraw any or all of the AJP/Orbic Nominees and/or (ii) nominate fewer than all of the AJP/Orbic Nominees listed herein and/or to re-designate one or more of such individuals as alternate nominees.

The Participants have previously provided the required notice to the Company pursuant to the universal proxy rules, including Rule 14a-19(a)(1) under the Exchange Act. The Participants intend to solicit the holders of shares representing at least 67% of the voting power of the Company’s shares of stock entitled to vote on the election of directors in support of the AJP/Orbic Nominees and the AJP/Orbic Proposals.

Information Regarding the AJP/Orbic Nominees

Information pertaining to the AJP/Orbic Nominees, including the name, age, present principal occupation, business address, and business experience for the past five years and certain other information, is set forth in the question-and-answer section of the Proxy Statement under the section entitled “Who are the AJP/Orbic Nominees?”, which the Participants urge you to read. This information has been furnished to us by the AJP/Orbic Nominees. Other than as disclosed in this Proxy Statement, including under the section directly below entitled “Arrangements between the AJP/Orbic Nominees and the Other Participants”, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such AJP/Orbic Nominee was or is to be selected as a director or nominee of the Company.

You should refer to the Company Proxy Statement when it is filed by the Company with the SEC for the names, background, qualifications and other information concerning the Company’s nominees.

Arrangements between the AJP/Orbic Nominees and the Other Participants

Each AJP/Orbic Nominee has executed a written consent (the “Consent”) agreeing to be named in the Company’s proxy materials and to serve as a director of the Company if so elected.

AJP/Orbic Nominees Messrs. Benedict and Johnson are both affiliates of Orbic and receive compensation from Orbic in connection with their service in their respective positions with Orbic. Mr. Benedict serves as an Executive Vice President of Corporate Development of Orbic and Mr. Johnson serves as an Executive Vice President of Financial Services of Orbic. Mr. Benedict has entered into an indemnification agreement with an affiliate of Orbic. Outside of standard compensatory arrangements commensurate with their services to Orbic, there are no other arrangements or understandings between or among Orbic and Messrs. Benedict and Johnson.

AJP and Orbic anticipate entering into standard indemnification agreements with each of the AJP/Orbic Nominees relative to their nomination and participation in this proxy solicitation.

Other than the foregoing, there are no arrangements or understandings between or among any of the Participants in this solicitation or any other person or persons pursuant to which the nomination of the AJP/Orbic Nominees described herein is to be made.

Compensation of the Company’s Directors

Except as otherwise described herein or otherwise provided in this Proxy Statement, if elected to the Board, the AJP/Orbic Nominees will not receive any compensation from Orbic or the other Participants to serve as directors. We expect, however, that they will receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation.

According to the Company’s Proxy Statement, non-employee directors of the Company were entitled to receive the following compensation in fiscal year 2024:

•        Board retainer: $35,000 annually

•        Audit Committee Chair Retainer: $15,000 annually

•        Compensation Committee Chair Retainer: $10,000 annually

•        Nominating and Corporate Governance Committee Chair Retainer: $7,500 annually

•        Audit Committee (non-chair) Member Retainer: $7,500 annually

•        Compensation Committee (non-chair) Member Retainer: $5,000 annually

•        Nominating and Corporate Governance Committee (non-chair) Member Retainer: $3,750 annually

•        Non-Executive Chairperson receives an additional annual equity award of restricted stock units having a grant date fair market value of $50,000 under the Companies Equity Incentive Plan.

•        Equity Grant: Annual award of restricted stock units with a value of $60,000

The Participants also believe that the Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Charter further provides that, to the full extent permitted by the Delaware General Corporation Law or any other applicable law currently or hereafter in effect, no director of the Company will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of the Company. The Charter also provides (as further stated and qualified as set forth therein) that the Company is authorized to provide for indemnification of directors, officers, employees and agents by the Company to the full extent permitted by the Delaware General Corporation Law or any other applicable law as currently or hereafter in effect. Further, the By-Laws also provide (as further stated and qualified as set forth therein) that the Company will to the fullest extent permitted by applicable law indemnify any person who is or was involved in any manner or is threatened to be made so involved in any threatened, pending, or completed investigation, claim, action, suit, or proceeding by reason of the fact that such person is or was or had agreed to become a director or officer of the Company. The Participants expect that the AJP/Orbic Nominees, if elected, will be exculpated and indemnified in connection with their service as directors of the Company to the same extent exculpation and indemnification is provided to the current directors of the Company under the Charter and By-Laws and be covered by the policy of insurance which insures the Company’s directors and officers.

Except as otherwise provided in this Proxy Statement, none of the AJP/Orbic Nominees nor any of their respective associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

Interests of the AJP/Orbic Nominees

Each of the AJP/Orbic Nominees may be deemed to have an interest in his nomination for election to the Board by virtue of any compensation or other rights that each of the AJP/Orbic Nominees may receive from Sonim as a director if elected to the Board; please see a section of this Proxy Statement entitled Compensation of the Company’s Directors directly above, and the Company Proxy Statement, when it is filed by the Company with the SEC, for disclosures with respect to director compensation.

Other than as set forth in this section of the Proxy Statement or in Annex A, none of the persons listed on Annex A of this Proxy Statement, including any AJP/Orbic Nominee (with the exception of Messrs. Benedict and Gregory, who are affiliates of Orbic), nor any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2025 Annual Meeting.

The information herein regarding each AJP/Orbic Nominee has been furnished to us by such AJP/Orbic Nominee.

THE AJP/ORBIC PARTIES STRONGLY URGE YOU TO VOTE “FOR” EACH OF DOUGLAS B. BENDEDICT, JOSEPH M. GLYNN, GREOGRY M. JOHNSON, SURENDRA SINGH AND MICHAEL WALLACE TO BE ELECTED TO THE BOARD, AND “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES. THE ORBIC PARTIES INTEND TO VOTE ALL OF THEIR RESPECTIVE SHARES OF COMMON STOCK HELD AS OF THE RECORD DATE “FOR” THE ELECTION OF THE FIVE AJP/ORBIC NOMINEES AND TO “WITHHOLD” ON THE ELECTION OF THE FIVE OPPOSED COMPANY NOMINEES.

PROPOSAL 2
AUDITOR PROPOSAL

As discussed in further detail in the Company’s Proxy Statement, the Audit and Finance Committee (the “A&FC”) of the Board has appointed Baker Tilly US, LLP (successor in interest to Moss Adams LLP following a merger) as the Company’s independent registered public accounting firm for fiscal year 2025.

According to the Company’s Proxy Statement, the A&FC is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company’s financial statements. The Company’s Proxy Statement states that, if the stockholders do not ratify the selection of Moss Adams LLP, the A&FC will reconsider the selection of that firm as the Company’s independent registered public accounting firm. The Company’s Proxy Statement also states that, even if the selection is ratified, the A&FC in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

According to the Company’s Proxy Statement, ratification of the appointment of Baker Tilly as independent registered public accounting firm for fiscal 2025 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote. Abstentions will have the effect of a vote against this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THE PROPOSAL.

PROPOSAL NO. 3

TO APPROVE AN AMENDMENT TO THE SONIM TECHNOLOGIES, INC. 2019 EQUITY INCENTIVE PLAN, AS AMENDED, TO INCREASE THE AGGREGATE NUMBER OF SHARES OF COMMON STOCK AUTHORIZED FOR ISSUANCE

As discussed in further detail in the Company Proxy Statement, the Board is asking the Company’s stockholders to approve an amendment to the Sonim Technologies, Inc. 2019 Equity Incentive Plan, as amended (the “2019 Plan”) in order to increase the number of shares of Common Stock available for issuance under the 2019 Plan by 600,000 shares.

A summary of the 2019 Plan and the material terms thereof are set forth in the Company Proxy Statement, along with a copy of the 2019 Plan. The proposed amendment to the 2019 Plan increases the number of shares available to be issued by 600,000 shares, or an additional 5.82% of the shares outstanding.

Given Sonim recent history of poor equity compensation pay practices, including the grant and subsequent acceleration of 555,845 RSU’s in 2025 alone, we do not believe the Company should be given the opportunity to further enrich management through lucrative equity award grants, while simultaneously continuing a pattern of stockholder dilution. If the Board had acted in a more prudent and responsible manner regarding its equity compensation practices, it would not need stockholders to authorize these additional shares of Common Stock for issuance. By voting “AGAINST” Proposal No. 3, stockholders can send a powerful message to Sonim that responsible equity compensation practices are needed and that further use of excessive equity compensation in the face of an proxy contests will not be tolerated. For the reasons stated above, we recommend a vote AGAINST this proposal.

WE RECOMMEND A VOTE “AGAINST” THE COMPANY’S EQUITY INCENTIVE PLAN PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

Proposal 4: VOTE, ON A NON-BINDING, ADVISORY BASIS, ON THE COMPENSATION OF
sONIM’S “NAMED EXECUTIVE OFFICERS”

Based on information contained in the Company Proxy Statement, stockholders will be asked to vote on a non-binding, advisory basis, on the compensation of the Company’s “named executive officers” as disclosed in the Company Proxy Statement. The Company has indicated in its Proxy Statement that its stockholders are being asked to vote on the following advisory resolution:

“RESOLVED, that the stockholders of Sonim Technologies, Inc. hereby approve, on a non-binding, advisory basis, the compensation paid to the Company’s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including in the Executive and Director Compensation section, compensation tables and narrative disclosures.”

Proposal 4, which is known as a “say-on-pay” proposal, allows the Company’s stockholders to express their views on the compensation paid to Sonim’s “named executive officers.”

We recommend that you vote “AGAINST” the Company’s “say-on-pay” proposal due to our belief that Sonim’s current executive compensation practices do not align with a pay-for-performance mindset that we believe is needed at the Company. Despite staggering financial losses in 2024, Sonim and its Board still chose to pay substantial bonuses to Sonim’s senior management team, provided them with large and lucrative equity award grants (which the vesting of all of which was accelerated) and amending existing employment agreements to more than double the change of control severance payments to Peter Liu and substantially increase change of control severance payments to Mr. Crolius. We do not believe these are appropriate actions for an organization that has provided -82.63%, -83.26% and -98.87% total stockholder returns over the most recent 1, 3 and 5 year periods (as of May 29, 2025). Further, as discussed in the “REASONS FOR THE SOLICITATION,” the AJP/Orbic Parties believe Sonim’s changes to its severance arrangements and use of excessive equity award grants in 2025 has been undertaken in an effort to entrench themselves.

WE RECOMMEND TO VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL

PROPOSAL NO. 5
ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company Proxy Statement, as required by SEC rules, Sonim is asking stockholders to vote on the frequency of future stockholder advisory votes to approve executive compensation, as required by SEC rules. Stockholders may vote whether an advisory vote to approve the Company’s executive compensation should be held every year, every two years or every three years.

As disclosed in the Company Proxy Statement, the stockholder vote on the frequency of the advisory vote on executive compensation is non-binding, meaning that the Board will not be obligated to take any actions or to adjust the frequency of the advisory vote on executive compensation as a result of the vote. Although the vote is non-binding, Sonim has disclosed that the Board values the opinions expressed by the Company’s stockholders and will consider the outcome of the vote when determining the frequency with which advisory votes on executive compensation should be held. Although we make no recommendation on this proposal, we believe that, based on Sonim’s poor financial performance over an extended period of time and irresponsible compensation practices, it is appropriate for Sonim’s stockholders to provide regular, frequent feedback on the performance of Sonim’s management and the Board. Consequently, we intend to vote our shares of Sonim stock for “1 Year” on this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES FOR “1 YEAR” ON THIS PROPOSAL.

OTHER PROPOSALS

The AJP/Orbic Parties are not aware of any other matters to be brought before the 2025 Annual Meeting other than as set forth in this Proxy Statement. Should any other matters, which the AJP/Orbic parties are not aware of a reasonable time before this solicitation, be brought before the 2025 Annual Meeting, the persons named as proxies on the BLUE universal proxy card or BLUE voting instruction form will vote the shares of Common Stock represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2025 Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies for the AJP/Orbic Nominees will be made by the AJP/Orbic Parties. However, by virtue of Instruction 3 of Item 4 of Schedule 14A promulgated under the Exchange Act, each of the Participants may be considered participants in the solicitation.

Proxies may be solicited by mail, facsimile, telephone, electronic mail, Internet, in person and by advertisements. All written soliciting materials by the Participants, including any emails or scripts to be used in soliciting proxies, will be filed under the cover of Schedule 14A on the date of first use. Solicitations may also be made by certain of the respective partners, directors, officers, members and employees of the Participants, none of whom will, except as described in Annex A attached hereto or elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The AJP/Orbic Nominees, in their capacities as such, may make solicitations of proxies but will not receive compensation for acting as AJP/Orbic Nominees.

Alliance Advisors has been retained to provide solicitation and advisory services in connection with the 2025 Annual Meeting. Pursuant to this engagement, Alliance Advisors will receive aggregate fees not to exceed $200,000 for its services, plus reimbursement of reasonable out-of-pocket expenses. Alliance Advisors may be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. It is anticipated that Alliance Advisors will employ up to 25 persons to solicit the Company’s stockholders as part of this solicitation. Alliance Advisors does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation.

Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares of Common Stock held as of the Record Date. Orbic will reimburse such custodians, nominees and fiduciaries for reasonable and documented expenses incurred in connection therewith.

The expense of soliciting proxies for the 2025 Annual Meeting incurred by or on the Participants’ behalf is being borne by the AJP/Orbic Parties. The AJP/Orbic Parties expect to seek reimbursement of such solicitation expenses from the Company, but do not intend to submit the question of such reimbursement to a vote of security holders of the Company. The Board, which will include five of the AJP/Orbic Nominees, if all are elected, would be required to evaluate and consider any requested reimbursement consistent with their fiduciary duties to the Company and the stockholders. We anticipate that the total expenses that Orbic will incur in furtherance of, or in connection with, the solicitation of proxies for the 2025 Annual Meeting will be approximately [•]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. As of the date hereof, the AJP/Orbic Parties have incurred approximately [•] of solicitation expenses.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

As described herein, the Participants in the proxy solicitation are comprised of the AJP/Orbic Parties and the AJP/Orbic Nominees. One or more Participants is, or was within the past year, party to the contracts, arrangements or understandings with respect to securities of Sonim that are set forth below or elsewhere in this Proxy Statement (including in the section of this Proxy Statement entitled in the section entitled “Interests of the AJP/Orbic Nominees”), in each case as further described below or in such other section of the Proxy Statement.

On January 10, 2025, Orbic entered into the AJP LOI with AJP for the purchase by Orbic of 973,173 shares of Common Stock of Sonim at a purchase price of $4.21 per share, which was equal to the current market price of the shares of Common Stock of the Company plus a 30% premium, for aggregate consideration of $4.1 million. In addition, the AJP LOI provides for AJP to grant Orbic an option to purchase an additional 486,586 shares of Common Stock of Sonim and a right of first purchase relative to remaining 486,587 shares of Common Stock retained by AJP. The AJP LOI provides that the purchase price will be paid as follows: (i) $200,000 on the date of signing of a definitive purchase agreement as a non-refundable deposit; and (ii) the balance to be paid within six months of the closing of the transaction. The AJP LOI also provides for Orbic to pledge the shares of common stock being sold to AJP as security for the payment. Orbic and AJP have negotiated, finalized and placed in escrow signed definitive documents to carry out the terms of the AJP LOI. The escrow remains in place and has not been released.

On February 1, 2025 Orbic and AJP executed, but did not deliver, a Securities Purchase Agreement with regard to, among other things, the purchase by Orbic from AJP of 973,173 shares of Common Stock.

On February 3, 2025, Mr. Wang notified the Board of Directors of Sonim and its legal counsel, Venable LLP, that AJP and Orbic had finalized documentation to consummate the transactions contemplated by the AJP LOI and that Orbic’s counsel would be following up shortly with the Special Committee to present its view on a proposal to move forward with Sonim in a collaborative arms-length manner to maximize stockholder value.

On February 3, 2025, Mr. Parveen Narula, Orbic’s Chief Executive Officer, sent an email to the Board of Directors of Sonim and its legal counsel, Venable LLP, introducing himself formally and that each party’s respective attorneys review a proposed confidentiality and non-disclosure agreement prior to Orbic sharing further information regarding its proposal.

On February 4, 2025, Equiniti Trust Company, LLC, Sonim’s transfer agent, advised counsel to Orbic that Sonim had placed a stop transfer order with respect to the transfer of the shares of Common Stock held by AJP.

On March 11, 2025, AJP and Orbic entered into the Proxy Agreement pursuant to which, the Proxy Agreement granted Orbic sole voting power over all 1,946,345 shares of Sonim common stock held by AJP to use in connection with a contemplated proxy solicitation for the election of a slate of nominees to the Company’s board of directors at the 2025 Annual Meeting. The Proxy Agreement also provides that AJP may not dispose of any shares of Common Stock of Sonim without the consent of Orbic during the term of the Proxy Agreement.

Orbic and AJP are in discussions concerning the possible sale or other transfer to Orbic of up to 60% of the membership interests in AJP. These discussions have not been concluded. In connection with such discussions, the transactions contemplated by the AJP LOI may be amended or terminated. There can be no assurance that such discussions will result in definitive agreements with respect to such matters.

In an action pending in the United States District Court for the Eastern District of New York, entitled Reliance Communications, LLC (“Reliance”) v. Chuan Wang, Teleepoch Limited LLC, Uni America LLC, Sonim Technologies, Inc., 24-CV-4433, Reliance. an affiliate of Orbic has alleged that Chuan Wang (“Mr. Wang”), owner of Teleepoch Limited LLC (“Teleepoch”), Teleepoch, and Uni America (“Uni”), which is also controlled by Mr. Wang, misappropriated Reliance technology and design for a mobile hotspot featuring a single millimeter wave antenna by providing it to Sonim, a Reliance competitor. As a procedural matter, the action has been voluntarily dismissed against Mr. Wang, Teleepoch, and Uni. It is still pending against Sonim. Sonim has filed a motion to dismiss, for which oral argument was held on March 27, 2025. At the court’s direction, the parties submitted post-argument letters as concluding arguments. The court has not yet rendered a decision on the motion.

The Participants could be considered to have a material interest in the Orbic Proposals to the extent that the election of any of the AJP/Orbic Nominees, would have the effect of facilitating the Revised Acquisition Proposal, which could result in the Participants (and/or affiliates thereof) beneficially owning 100% of the Common Stock or of Sonim’s assets. Further, to the extent that the AJP/Orbic Proposals, irrespective of whether they result in the election of any of the AJP/Orbic Nominees to the Board, cause Sonim to more substantially engage with the Participants regarding the acquisition (and irrespective of whether such engagement results in the consummation of the Proposal), the Participants may be deemed to have an interest in the AJP/Orbic Proposals that are different from or in addition to those of other holders of the Common Stock.

The Participants may be deemed to have an interest in the AJP/Orbic Proposals by virtue of their respective direct and/or indirect ownership of Common Stock (including without limitation any indirect exposure to investments made in or with respect to the Common Stock through their equity interests, if any, in other Participants), to the extent that the AJP/Orbic Proposals may have an effect on the market price of the Common Stock.

Other than as set forth herein, in Annex A or in the sections of this Proxy Statement entitled “Information Regarding the AJP/Orbic Nominees”, “Arrangements between the AJP/Orbic Nominees and the Other Participants” and “Compensation of Company Directors”, as of the filing of this Proxy Statement, no participant and no associate of any participant has any arrangement or understanding with any person or persons with respect to any future employment by Sonim or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Annex A hereto includes information pertaining to the Participants in this solicitation, including, as applicable, the name, present principal occupation or employment, business address, and certain other information with respect to such Participants.

As of the date hereof, the AJP/Orbic Parties collectively own 1,947,345 shares of Common Stock of record and beneficially, representing approximately 19.04% of the outstanding shares of Common Stock of the Company (based on 9,201,563 shares of Common Stock outstanding as of May 7, 2025, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025).

The AJP/Orbic Nominees are not the record or beneficial owners of any shares of Common Stock.

Information as to any substantial interest, direct or indirect, by security holdings or otherwise of the participants in this solicitation with respect to the AJP/Orbic Meeting Proposals is set forth in the section entitled “Interests of the AJP/Orbic Nominees” above and/or herein. Except as otherwise set forth herein and in Annex A, which is incorporated herein by reference, none of the Participants in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company.

The Company has disclosed in its Quarterly Report filed on Form 10-Q with the SEC on May 12, 2025, that as of as of May 7, 2025, there were 9,201,563 shares of Common Stock outstanding. The Company Proxy Statement, when it is filed by the Company with the SEC, is expected to provide the current number of shares of Common Stock outstanding and entitled to vote at the 2025 Annual Meeting as of the Record Date. Each share of Common Stock outstanding as of the Record Date is entitled to one vote on all matters presented at the 2025 Annual Meeting.

As of the date hereof, the Participants hold securities of the Company in the amounts and manner indicated below.

Name	Ownership
AJP Holding Company, LLC

Direct Holding: 1,946,345 shares of Common Stock, comprised of 1,946,345 shares of Common Stock held in record name. The beneficial ownership of the shares of Common Stock are also attributable to: (i) Jeffrey Wang, the sole manager of AJP Holding Company, LLC; (ii) Orbic North America, LLC; (iii) Ashima Narula, the sole member and manager of Orbic North America, LLC.; and (iv) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC.

Aggregate Beneficial Ownership: All of the 1,946,345 shares of Common Stock stated directly above.

Name	Ownership
Orbic North America, LLC

Direct Holding: (i) 1,000 shares of Common Stock held in record name and (ii) 1,946,345 shares of Common Stock held by AJP Holding Company LLC. Orbic is deemed to beneficially own all of the 1,946,345 shares of Common Stock stated above as beneficially owned in aggregate by AJP Holding Company, LLC. The beneficial ownership of the shares of Common Stock are also attributable to: (a) Ashima Narula, the sole member and manager of Orbic North America, LLC and (b) Parveen Narula, the Chief Executive Officer of Orbic North America, LLC.

Aggregate Beneficial Ownership: All (i)1,000 shares of Common Stock held in record name. (ii) 1,946,345 shares of Common Stock held by AJP Holding Company.

All of the 1,947,345 shares of Common Stock stated directly above.

Jeffrey Wang

Direct Holding: 25,779 shares of common stock held directly by Mr. Wang. The shares are the result of restricted stock units granted by Sonim Technologies, Inc. in accordance with its equity plan.

Aggregate Beneficial Ownership: Mr. Wang, as the managing member of AJP Holding Company, LLC may be deemed to beneficially own all of the 1,946,345 shares of Common Stock stated above as beneficially owned in aggregate by AJP Holding Company, LLC.

Parveen Narula

Direct Holding: 1,000 shares of Common Stock held in record name.

Aggregate Beneficial Ownership: Mr. Narula, as the spouse of Ms. Narula managing member of Orbic North America, LLC, may be deemed to beneficially own (i) 1,000 shares of Common Stock stated above and (ii) 1,946,345 shares of Common Stock stated above as beneficially owned in aggregate by Orbic North America, LLC.

All of the 1,947,345 shares of Common Stock stated directly above.

Ashima Narula

Direct Holding: None.

Aggregate Beneficial Ownership: Ms. Narula, as the managing member of Orbic North America, LLC, may be deemed to beneficially own (i) 1,000 shares of Common Stock stated above and (ii) 1,946,345 shares of Common Stock stated above as beneficially owned in aggregate by Orbic North America, LLC.

All of the 1,947,345 shares of Common Stock stated directly above.

The date of purchase and number of shares of Common Stock purchased by the Participants in the last two years are set forth in Annex A to this Proxy Statement.

Other than as set forth in this Proxy Statement or in Annex A hereto, no Participant in this solicitation owns any securities of the Company of record but not beneficially.

The securities of the Company described in Annex A hereto as purchased by the Participants were purchased by such Participants with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Other than as set forth in this Proxy Statement, no part of the purchase price or market value of any securities of the Company described in Annex A hereto are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any Participant.

The shares of Common Stock which certain of the Participants hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

Other than as set forth in this Proxy Statement or in Annex A hereto, after reasonable inquiry, no Participant, and no associate of any Participant in this solicitation, owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company.

For purposes of completeness, Jeffrey Wang is a current director of Sonim, having served in such capacity since July 2022, and in such capacity earned $195,000 in fees in the aggregate.

Other than as set forth in this Proxy Statement or in Annex A hereto, no Participant in this solicitation and no associate of any Participant in this solicitation has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds the lesser of (i) 1% of the Company’s total assets and (ii) $120,000.

There are no material proceedings in which the AJP/Orbic Nominees or any of their respective associates is a party adverse to the Company or any of its subsidiaries, or material proceedings in which such AJP/Orbic Nominee or any such associate has a material interest adverse to the Company or any of its subsidiaries.

There exist no family relationships between any AJP/Orbic Nominee and any director or executive officer of the Company.

None of the AJP/Orbic Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K promulgated under the Exchange Act and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company.

During the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the AJP/Orbic Nominees is a current or former officer of the Company and no AJP/Orbic Nominee was an employee of the Company during the fiscal year ended December 31, 2024. During such fiscal year, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which any AJP/Orbic Nominee was an executive officer. There exist no interlocking relationships that would have required disclosure under Item 407(e)(4) of Regulation S-K, had the AJP/Orbic Nominees been directors of the Company.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokerage firms, dealers, trust company and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders sharing an address. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, Alliance Advisors. Stockholders may call toll-free at 833-218-3964 or email: orbic@allianceadvisors.com. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

Because the AJP/Orbic Parties have initiated a contested proxy solicitation, we understand that banks and brokers with account holders who are stockholders of the Company will not be householding our proxy materials.

This Proxy Statement is dated June [•], 2025. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

In addition to carefully reading this Proxy Statement in its entirety, you are advised to carefully read any additional soliciting materials that may be filed under cover of Schedule 14A in respect of this solicitation when such materials become available, as they may contain additional important information. You may obtain a free copy of this Proxy Statement and any additional soliciting materials that we file with the SEC at the SEC’s website at www.sec.gov, or by contacting Alliance Advisors at the address and phone number indicated above.

Please refer to the Company Proxy Statement and annual report, when they are filed by the Company with the SEC, for certain additional information and disclosure required to be made by the Company in connection with the 2025 Annual Meeting and in accordance with applicable law.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK YOU OWN. THE AJP/ORBIC PARTIES STRONGLY URGE YOU TO VOTE “FOR” DOUGLAS B. BENDEDICT, JOSEPH M. GLYNN, GREOGRY M. JOHNSON, SURENDRA SINGH AND MICHAEL WALLACE EACH OF TO BE ELECTED TO THE BOARD, “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES, RECOMMEND THAT YOU VOTE “AGAINST” THE EQUITY INCENTIVE PROPOSAL, AND “AGAINST” THE ADVISORY APPROVAL PROPOSAL, BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT.

IF YOU HAVE SIGNED THE BLUE UNIVERSAL PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE BLUE UNIVERSAL PROXY CARD “FOR” EACH OF DOUGLAS B. BENDICT, JOSEPH M. GLYNN, GREOGRY M. JOHNSON, SURENDRA SINGH AND MICHAEL WALLACE TO BE ELECTED TO THE BOARD, “WITHHOLD” ON THE ELECTION OF THE OPPOSED COMPANY NOMINEES, “AGAINST” THE EQUITY INCENTIVE PROPOSAL, AND “AGAINST” THE ADVISORY APPROVAL PROPOSAL.

IF YOU SIGN, DO NOT MARK AND RETURN A BLUE VOTING INSTRUCTION FORM TO YOUR BROKER, YOUR BROKER WILL CAUSE YOUR SHARES OF COMMON STOCK TO BE VOTED IN ACCORDANCE WITH THE FOREGOING INSTRUCTIONS APPLICABLE TO A SIGNED AND UNMARKED BLUE UNIVERSAL PROXY CARD.

PLEASE DO NOT RETURN ANY UNIVERSAL PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY (OTHER THAN ON THE BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM DELIVERED BY US TO YOU) TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2025 ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2025 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED BLUE UNIVERSAL PROXY CARD OR BLUE VOTING INSTRUCTION FORM IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR BLUE UNIVERSAL PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY PROXY STATEMENT RELATING TO THE 2025 ANNUAL MEETING (WHICH HAS NOT YET BEEN FILED BY THE COMPANY) BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. SUCH DISCLOSURE OMITTED FROM THIS PROXY STATEMENT AND EXPECTED TO BE INCLUDED IN THE COMPANY PROXY STATEMENT INCLUDES: CERTAIN BIOGRAPHICAL INFORMATION AND INFORMATION ABOUT THE BACKGROUNDS AND QUALIFICATIONS OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING ALL MATTERS REQUIRING THE APPROVAL OF STOCKHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, INFORMATION CONCERNING ANY ARRANGEMENTS WHICH MAY RESULT IN A CHANGE IN CONTROL OF THE COMPANY, SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION CONCERNING THE COMPANY’S PROCEDURES FOR NOMINATING DIRECTORS, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD SUCH AS LEADERSHIP STRUCTURE, BOARD MEETING AND ATTENDANCE, INFORMATION ON HOW TO OBTAIN DIRECTIONS TO BE ABLE TO ATTEND AND VOTE AT THE 2025 ANNUAL MEETING AND VOTE LIVE; AND PROCEDURES FOR SUBMITTING PROPOSALS FOR INCLUSION IN THE COMPANY PROXY STATEMENT AT THE NEXT ANNUAL MEETING. INFORMATION CONCERNING THE DATE BY WHICH STOCKHOLDER PROPOSALS INTENDED TO BE PRESENTED AT THE NEXT ANNUAL MEETING OF STOCKHOLDERS MUST BE RECEIVED BY THE COMPANY FOR INCLUSION IN THE COMPANY PROXY STATEMENT AND FORM OF PROXY FOR THAT MEETING IS ALSO CONTAINED IN THE COMPANY PROXY STATEMENT.

STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY PROXY STATEMENT (WHEN IT BECOMES AVAILABLE) AND ANNUAL REPORT (FILED WITH THE SEC ON MARCH 31, 2025) TO BE FILED WITH THE SEC FOR CERTAIN ADDITIONAL INFORMATION AND DISCLOSURE REQUIRED TO BE MADE BY THE COMPANY IN CONNECTION WITH THE 2025 ANNUAL MEETING, INCLUDING THE COMPANY’S NOMINEES AS REQUIRED BY ITEM 7 OF SCHEDULE 14A, AND IN ACCORDANCE WITH APPLICABLE LAW. STOCKHOLDERS CAN ACCESS THE COMPANY PROXY STATEMENT (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV. STOCKHOLDERS SHOULD REFER TO THE COMPANY PROXY STATEMENT FOR THE 2025 ANNUAL MEETING, WHEN IT IS FILED BY THE COMPANY, IN ORDER TO REVIEW THIS DISCLOSURE. THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROXY STATEMENT HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE DOCUMENTS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO THE COMPANY CONTAINED IN THIS PROXY STATEMENT IN RELIANCE UPON PUBLICLY AVAILABLE INFORMATION ARE INACCURATE OR INCOMPLETE, TO DATE WE HAVE NOT HAD ACCESS TO THE BOOKS AND RECORDS OF THE COMPANY, WERE NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND STATEMENTS AND ARE NOT IN A POSITION TO VERIFY SUCH INFORMATION AND STATEMENTS. ALL INFORMATION RELATING TO ANY PERSON OTHER THAN THE PARTICIPANTS IS GIVEN ONLY TO OUR KNOWLEDGE. SEE ANNEX B FOR INFORMATION REGARDING PERSONS WHO MAY BE DEEMED TO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES OF COMMON STOCK AND THE OWNERSHIP OF THE SHARES OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

June [•], 2025
Thank you for your consideration and support.
/s/ Parveen Narula
Parveen Narula, Chief Executive Officer
Orbic North America, LLC

ANNEX A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

AJP Holding Company, LLC, Orbic North America, LLC, Jeffrey Wang, Parveen Narula, Ashima Narula, Douglas B. Benedict, Joseph M. Glynn, Gregory M. Johnson, Surendra Singh and Michael Wallace may be deemed “participants” under SEC rules in this solicitation. Information regarding the participants in the solicitation is set forth below.

Except as described herein, no Participant in this solicitation beneficially owns any securities of the Company or has any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants in this solicitation within the past two years.

The shares of Common Stock that the Participants hold in “street name” may be held in brokerage custodian accounts which, from time to time in the ordinary course, may utilize margin borrowing in connection with purchasing, borrowing or holding of securities, and such shares of Common Stock may thereby have been, or in the future may become, subject to the terms and conditions of such margin debt and terms, together with all other securities held therein.

Except as described herein, as of the date hereof, no part of the purchase price or market value of any securities of the Company described in Annex A are represented by funds that were borrowed or otherwise obtained for the purpose of acquiring or holding such securities by any participant.

PERSONS MAKING THE SOLICITATION:

The name, principal business address and the principal occupation or employment of the AJP/Orbic Parties is set forth below.

AJP Holding Company, LLC

AJP Holding Company, LLC, a Delaware limited liability company whose principal business address is P.O. Box 2729 Sunnyvale, California 94807. AJP Holding Company, LLC is a private investment entity for Mr. Wang and his family members. Mr. Jeffrey Wang is the sole manager of AJP Holding Company, LLC.

Orbic North America, LLC

Orbic North America, LLC is a New York limited liability company whose principal business address is 555 Wireless Blvd., Hauppauge, New York 11788. Orbic North America LLC is a technology company focused on developing and manufacturing innovative mobile solutions from smartphones and tablets to mobile hotspots and connected laptops.

Jeffrey Wang

Jeffrey Wang is a citizen of the United States. Mr. Wang’s principal business address is 1098 Harrison St., San Francisco, California. The principal occupation of Mr. Wang is a Software Engineer at Plaid Inc., a California-based financial services company. Mr. Wang also currently serves as a member of the Board of Directors of Sonim Technologies, Inc. Mr. Wang is the sole manager of AJP Holding Company, LLC.

Parveen Narula

Parveen Narula is a citizen of the United States. Mr. Narula’s principal business address is 555 Wireless Blvd., Hauppauge, New York 11788. The principal occupation of Mr. Narula is Chief Executive Officer of Orbic North America LLC.

Ashima Narula

Ashima Narula is a citizen of the United States. Ms. Narula’s principal business address is 555 Wireless Blvd., Hauppauge, New York 11788. Ms. Narula is the sole member and manager of Orbic North America, LLC.

AJP/Orbic Nominees

Please see the Q&A entitled “Who are the AJP/Orbic Nominees”, above.

Annex A-1

TRANSACTIONS IN THE SECURITES OF THE COMPANY

AJP/Orbic Party Transactions

AJP Holding Company LLC

AJP Holding Company LLC, acquired 1,946,345 shares of Common Stock through a private placement from Sonim Technologies, Inc. for the aggregate purchase price of $17,500,000 on July 13, 2022.

Orbic North America, LLC

On January 10, 2025, Orbic North America, LLC entered into a non-binding Preliminary Summary of Terms and Conditions with AJP Holding Company, LLC for the purchase of 973,173 shares of common stock of the Company at a purchase price of $4.21 per share. In addition, the AJP LOI provides for AJP Holding Company to grant Orbic an option to purchase an additional 486,586 shares of common stock of the Issuer and a right of first purchase relative to remaining 486,587 shares of common stock retained by AJP.

On February 1, 2025, Orbic and AJP executed, but did not deliver, a Securities Purchase Agreement with regard to, among other things, the purchase by Orbic from AJP of 973,173 shares of Common Stock.

On March 18, 2025, Orbic purchased 1,000 shares of common stock of the Company in the open market at a price of $2.19 per share.

Annex A-2

BLUE UNIVERSAL PROXY CARD PRELIMINARY BLUE PROXY CARD, SUBJECT TO COMPLETION DATED JUNE 20, 2025 PROXY SONIM TECHNOLOGIES, INC. THIS BLUE PROXY CARD IS SOLICITED ON BEHALF OF THE AJP/ORBIC PARTIES FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS The undersigned hereby constitutes and appoints Parveen Narula and Douglas B. Benedict and each of them as proxies, each with full power of substitution, and authorizes each of them to represent and to vote all of the shares of Sonim Technologies Inc. (“Sonim”) common stock that the undersigned is entitled to vote at the 2025 Annual Meeting of Stockholders (the “Annual Meeting”) of Sonim in such manner as they, or either of them, may determine on any matters that may properly come before the Annual Meeting or any postponements or adjournments thereof and to vote on the matters set forth on the reverse side as directed by the undersigned. The Annual Meeting will be held virtually on July 18, 2025 at (9:00 a.m. Eastern Time). The undersigned hereby revokes any proxies previously given. IF THIS PROXY IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR SPECIFICATIONS AND AS DETAILED BELOW, AS APPLICABLE. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED (1) “FOR” THE FIVE (5) AJP/ORBIC PARTIES’ NOMINEES LISTED IN PROPOSAL 1; (2) “FOR” PROPOSAL 2; (3) “AGAINST” PROPOSAL 3; (4) “AGAINST” PROPOSAL 4; (5) FOR “ONE YEAR” IN PROPOSAL 5; AND (6) IN THE PROXY HOLDERS’ DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING THAT ARE UNKNOWN A REASONABLE TIME PRIOR TO THIS SOLICITATION. THIS PROXY WILL BE VALID UNTIL THE COMPLETION OF THE ANNUAL MEETING. THIS PROXY WILL ONLY BE VALID IN CONNECTION WITH THE AJP/ORBIC PARTIES SOLICIATION OF PROXIES FOR THE ANNUAL MEETING. (Continued and to be marked, dated, and signed on the other side) PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on July 18, 2025 THE AJP/ORBIC PARTIES PROXY STATEMENT AND FORM OF BLUE PROXY CARD ARE AVAILABLE AT: 4929-1216-5695.7

The AJP/Orbic Parties strongly recommends that stockholders vote “FOR” the five (5) AJP/Orbic nominees and to vote “WITHHOLD” on all Sonim nominees listed below in proposal 1. Proposal 1. Proposal 1 – Election of five directors, serving for a term until the 2026 Annual Meeting of Stockholders, or until their successors are duly elected and qualified. You may submit votes “FOR” up to five nominees in total. You are permitted to vote for less than five nominees. Importantly, if you mark more than five “FOR” boxes with respect to the DO NOT PRINT IN THIS AREA (Stockholder Name & Address Data) election of directors, all of your votes for the election of directors will be deemed invalid. If you mark fewer than five “FOR” boxes with respect to the election of directors, this proxy card will be voted only “FOR” the nominees you have selected. CONTROL NUMBER Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer. If a partnership, please sign in partnership name by authorized person. Date Signature Signature (Joint Owners) AJP/Orbic recommends voting “FOR” the election of all five AJP/Orbic nominees below. NOMINEES: NOMINEES: FOR WITHOLD (1) Douglas B. Benedict (2) Joseph M. Glynn (3) Gregory M. Johnson (4) Surenda Singh (5) Michael Wallace NOMINEES: FOR WITHOLD (1) James Cassano (2) Peter Liu (3) Mike Mulica (4) Jack Steenstra (5) George Thangadurai AJP/Orbic makes no recommendation voting on the auditor proposal below. Proposal 2. Proposal 2 – to ratify the appointment of Baker Tilly US, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025. FOR AGAINST ABSTAIN AJP/Orbic recommends voting “AGAINST” the Amendment to Sonim’s equity incentive plan below. Proposal 3. Proposal 3 – Amendment to Sonim’s equity incentive plan to increase the number of available shares authorized for issuance by 600,000. FOR AGAINST ABSTAIN AJP/Orbic recommends voting “AGAINST” Approval, on a non-binding, advisory basis, of the compensation of Sonim’s executive officers below. Proposal 4. Proposal 4 – Approval, on a non-binding, advisory basis, of the compensation of Sonim’s executive officers. FOR AGAINST ABSTAIN AJP/Orbic makes no recommendation on the Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation below. Proposal 5. Proposal 5 – Approval, on a non-binding, advisory basis, of the frequency of future non-binding, advisory votes to approve the compensation of our named executive officers. 1 YR 2 YR 3YR ABSTAIN A PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. A PRELIMINARY BLUE PROXY CARD, SUBJECT TO COMPLETION DATED JUNE 20, 2025 THIS IS THE BLUE PROXY CARD YOUR VOTE IS IMPORTANT Please take a moment now to vote your Shares of Sonim Technologies Inc. for the upcoming 2025 Annual Meeting CONTROL NUMBER PROXY VOTING INSTRUCTIONS Please have your 11-digit control number ready when voting by Internet or Telephone. INTERNET Vote Your Proxy on the Internet: Go to www.AALvote.com/orbic Have your proxy card available when you access the above website. Follow the prompts to vote your shares. TELEPHONE Vote Your Proxy by Phone: Call 1-866-804-9616 Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares. MAIL Vote Your Proxy by Mail: Mark, sign, and date your proxy card, then detach it, and return it in the postage-paid envelope provided. You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned the BLUE universal proxy card from The AJP/Orbic Parties.